UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

27 August 2024

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

27 August 2024

Financial results for the year ended 30 June 2024

Operational excellence underpins strong returns and investment in growth

BHP delivered a strong set of results in FY24 on the back of solid operational performance. We delivered record volumes at Western Australia Iron Ore, where we extended our lead as the world’s lowest cost iron ore producer. Across our global copper assets, we grew overall copper volumes by 9% for the second consecutive year and expect to deliver a further 4% in FY25.

As a result of this strong performance, combined with our healthy balance sheet, we determined a final dividend of 74 US cents per share, a 53% payout ratio, continuing our track record of delivering robust shareholder returns through the cycle.

We have a pipeline of copper projects under development in Chile and Australia. At Copper SA we have a strategy to deliver up to 650 ktpa of copper and today we published an Inferred Mineral Resource at Oak Dam for the first time. In July, we strengthened our copper resource position and our early-stage options by agreeing to acquire a 50% interest in the promising Filo del Sol and Josemaria copper projects in Argentina, adding to Resolution in the US and our greenfield exploration efforts. In iron ore, studies on further potential expansions at WAIO to increase our output up to 330 Mtpa will be completed in CY25. Construction of our Jansen potash project in Canada is ahead of the original schedule with first production now just over two years away. We have put our Western Australia Nickel operations into temporary suspension as a result of global oversupply of nickel, while continuing to support our people and communities impacted by this decision.

In January, tragically a colleague was fatally injured at BMA and we continue our relentless effort to eliminate fatalities and operate safely. During FY24, we reached 37% female employee participation across BHP globally, including over 40% in our Minerals Americas business. We increased Indigenous procurement spend to over US$600 m. We have reduced operational greenhouse gas emissions by 32% from our FY20 adjusted baseline and today set out our decarbonisation plans through to 2050 in our second Climate Transition Action Plan.

The longer-term fundamentals that drive demand for our products remain compelling. In the near term, we expect volatility in global commodity markets, with China experiencing an uneven recovery among its end-use sectors. The effectiveness of recently announced pro-growth policies will be an important contributor for the country to achieve its official 5% growth target. India is set to continue as the world’s fastest growing major economy. We anticipate developed economies will face gradual relief from the lingering effects of higher interest rates in coming years.

We are energised to build on the positive momentum achieved this year. Our tier 1 assets, track record of operational performance and strong balance sheet allow us to invest in future growth and maintain strong cash returns to shareholders through the cycle.

Mike Henry BHP Chief Executive Officer
Safety	Operational excellence

Focus on fatality elimination	Copper h 9% Iron ore h 1%

A colleague was tragically fatally injured at BMA in January. The investigation outcomes will inform our continuing efforts to eliminate fatalities from our business. These efforts are already reducing serious incidents, with our High Potential Injury frequency declining 36% in FY24.

Record production at WAIO, Spence and Carrapateena and the highest production in four years at Escondida. Extended our lead at WAIO as the lowest cost major iron ore producer in the world.[i]

Copper production increased 9% for the second consecutive year and is expected to increase a further 4% in FY25.ii

Financial results	Payments to governments

Attributable profit	Total payments to governments

US$7.9 bn i39%	US$11.2 bn

FY23 US$12.9 bn	FY23 US$13.8 bn

Underlying attributable profitiii increased 2% to US$13.7 bn due to solid operational performance and higher commodity prices in key commodities. We continued to demonstrate strong cost discipline and achieved final unit cost guidance at all assets.	BHP was one of the largest corporate taxpayers in Australia in FY24. Our global adjusted effective tax rateiii was 32.5% and increases to 41.7% once revenue and production-based royalties are included.

Investing in growth	Returns to shareholders

Capital and exploration expenditureiii	Fully franked final dividend

US$9.3 bn h 31%	US$0.74 per share

FY23 US$7.1 bn	53% payout ratio

We increased capital investment in copper and potash by US$1.5 bn and we expect that ~65% of our medium-term capital will be allocated to these future-facing commodities. In July, we signed an agreement with Lundin Mining to jointly acquire Filo Corp. and to enter a joint venture with the intent of developing the Filo del Sol and Josemaria copper projects.	We have determined a final dividend of US$3.8 bn. This brings total cash returns to shareholders announced for the year to US$7.4 bn, which is US$1.46 per share fully franked.

BHP | Financial results for the year ended 30 June 2024

Social value

We progressed towards our 2030 goals and continued to embed social value in our strategic decision making

Decarbonisation	Safe, inclusive and future-ready workforce

Operational GHG emissionsiv	Female employee workforce participationvi

9.2 MtCO2-e	37.1% h1.9% points

i32% since FY20 baseline, adjusted basis	FY23 35.2%

Our operational GHG emissions were 1% higher than FY23 due to increased business activity as expected. We remain on track to achieve our target of reducing our operational GHG emissions by at least 30% from FY20 levels by FY30, through structural abatement, and we are making good progress with our value chain GHG emissions (Scope 3) strategy.

Today, we published our second Climate Transition Action Plan which updates on our climate strategy and outlines our decarbonisation plans. Our plans include up to US$4 bn in spend and commitments over the decade to 2030 to execute our operational decarbonisation plans.[v]

Female employee workforce participation more than doubled from 17.6% in CY16 and in our Minerals Americas operations it is now over 40%. This is a point of differentiation from our competitors.

~51% of our external hires were female (FY23: 48%). We improved our representation of women in leadership to 31.7% (FY23: 29.7%).

Healthy environment	Indigenous partnerships

Area under nature-positive management practicesvii	Record Indigenous procurement spend

83 k hectares	US$609 m h83%

h3,295 hectares since FY23viii	FY23 US$333 m

We have developed a Group-level framework to identify nature-positive opportunities across our operated assets in Australia, Chile and Canada, supporting our 2030 Healthy environment goal.

We achieved the majority of our context-based water target short-term milestones for all applicable operated assets.ix

We completed our inaugural assessment of the health of our relationships with a range of Indigenous partners and published the results in our 2024 Annual Report.

We have completed all of our FY24 Australian Reconciliation Action Plan targets, including embedding these into our ongoing operations, and released our first Canada Indigenous Partnerships Plan.

Responsible supply chains	Thriving, empowered communities

Responsible Minerals Program	Total economic contribution[x]

OECD-alignment achieved	US$49.2 bn

BHP’s Responsible Minerals Program has been independently assessed as fully meeting all criteria under the Joint Due Diligence Standard which is the most comprehensive OECD-aligned standard.	FY23 US$54.2 bn

During the year, we contributed US$41.5 bn to suppliers, contractors, employees, governments and voluntary investment in social projects across the communities where we operate. This was 84% of our total economic contribution with shareholder payments of US$7.7 bn (16%).

Detailed information on social value is included in Appendix 1 and OFR 6 in the Annual Report

BHP | Financial results for the year ended 30 June 2024

Group financial performance

Earnings and margins

Operational excellence and increased prices in key commodities led to strong underlying financial results

Revenue

US$55.7 bn h3%

FY23 US$53.8 bn

Attributable profit

US$7.9 bn i39%

FY23 US$12.9 bn

Underlying attributable profit

US$13.7 bn h2%

FY23 US$13.4 bn

Profit from operations

US$17.5 bn i24%

FY23 US$22.9 bn

Underlying EBITDAiii

US$29.0 bn h4%

FY23 US$28.0 bn

Underlying EBITDA marginiii

54%

FY23 54%

Adjusted effective tax rate

32.5%

FY23 30.9%

FY25e 33 – 38%

BHP’s revenue increased US$1.8 bn primarily as a result of higher realised prices across iron ore and copper, where sales volumes also increased 3% and 5% respectively. This was partially offset by lower energy coal and nickel prices, and lower steelmaking coal volumes following the divestment of Blackwater and Daunia on 2 April 2024.

We experienced a global inflation rate of ~4%, predominantly driven by higher labour costs. This was somewhat offset by lower commodity linked raw materials such as diesel and acid. Our productivity initiatives and cost discipline allowed us to mitigate these ongoing cost pressures with unit costsiii ~2.9%xi higher across our major assets.

WAIO extended its lead over competitors as the lowest cost major iron ore producer globally.[i]

Overall, Underlying EBITDA increased 4% and Underlying EBITDA margin remained at 54%, the eighth consecutive year we have achieved a margin greater than 50%.

For further details see Underlying EBITDA waterfall.

Our adjusted effective tax rate was 32.5% primarily due to:

•  the impact of the new Chilean mining tax regime applying from 1 January 2024; and

•  dividend withholding taxes related to our Chilean operations.

Our operating costs include US$3.6 bn of revenue or production-based royalties. Once these are included, our Group effective tax rate was 41.7%. For further details see OFR 10 – Effective tax rate.

The adjusted effective tax rate for FY25 is expected to be in the range of 33% to 38%, with the increase primarily reflecting the impact of the new Chilean mining tax regime applying for the full financial year.

Attributable profit decreased due to an exceptional loss of US$5.8 bn (post-tax), predominantly comprising:

•  a US$2.7 bn impairment of Western Australia Nickel; and

•  a US$3.8 bn charge related to the Samarco dam failure.

This was partially offset by a US$0.7 bn (post-tax) gain on disposal of the Blackwater and Daunia mines.

For further details see Note 3 – Exceptional items and Note 4 – Significant events – Samarco dam failure.

Detailed financial information is included in Appendix 1 and OFR 4 in the Annual Report

BHP | Financial results for the year ended 30 June 2024

Cash flow and balance sheet

Strong cash flow generation and balance sheet underpinned our investment in organic growth

Net operating cash flow

US$20.7 bn h11%

FY23 US$18.7 bn

Capital and exploration expenditure

US$9.3 bn h31%

FY23 US$7.1 bn

Free cash flowiii

US$11.9 bn h111%

FY23 US$5.6 bn

Net debtiii

US$9.1 bn

FY23 US$11.2 bn

HY24 US$12.6 bn

Gearing ratioiii

15.7%

FY23 18.7%

HY24 21.7%

Our net operating cash flow increased 11%, compared to FY23 when we made significant income tax finalisation payments relating to FY22.

We generated free cash flow of US$11.9 bn after investing US$9.3 bn in line with our Capital Allocation Framework (CAF). Our investments included:

•  US$5.9 bn in organic development including ~US$2.7 bn on copper projects and ~US$1.1 bn at Jansen; plus ~US$0.5 bn of exploration spend primarily at Copper South Australia; and

•  US$3.0 bn of maintenancexii and decarbonisation expenditure with US$1.2 bn sustaining capital at WAIO to support our medium-term goal of producing >305 Mtpa.

We expect capital and exploration expenditure to be:xiii

•  ~US$10 bn for FY25, including ~US$0.5 bn of exploration; and

•  ~US$11 bn for FY26 and per annum on average in the medium term.xiv

We have flexibility to adjust capital spend and phasing of projects to accommodate market dynamics and cash flow generation.

BHP’s balance sheet remains strong. During FY24, BHP issued US$4.8 bn of new bonds and repaid US$6.3 bn of debt, of which US$5.0 bn related to the OZL acquisition facility and US$1.3 bn to maturing bonds.

BHP’s global credit ratingsxv have remained unchanged during FY24 with Moody’s rating A1(stable)/P-1 and S&P Global’s rating A-(stable)/A-1 (long-term/short-term respectively).

Our net debt decreased by US$2.0 bn in the year largely reflecting:

•  Net operating cash flow of US$20.7 bn; and

•  Proceeds from the divestment of Blackwater and Daunia of US$1.1 bn;

Partially offset by:

•  Capital and exploration expenditure of US$9.3 bn; and

•  Payment of dividends to BHP shareholders of US$7.7 bn, and to non-controlling interests of US$1.4 bn.

Our net debt target range of between US$5 and US$15 bn enables us to maintain a resilient balance sheet during periods of change and external uncertainties while retaining the flexibility to allocate capital within our CAF towards shareholder returns and growth opportunities. We are comfortable to move above our net debt target temporarily to execute value accretive opportunities in the portfolio.

For further details see Note 21 – Net debt.

Detailed financial information is included in Appendix 1 and OFR 4 in the Annual Report

BHP | Financial results for the year ended 30 June 2024

Value and returns

Continuing our track record of balancing investment in the business and cash returns to shareholders

Full year dividend US$1.46 per share Fully franked 54% payout ratio	Earnings per share – basic 155.8 US cps FY23 255.2 US cps

Our operations continued to generate industry leading Underlying ROCExvi of 27.2%.

A final dividend of US$0.74 per share (US$3.8 bn), equivalent to a 53% payout ratio will be paid to shareholders on 3 October 2024.

Underlying return on capital employed (ROCE)iii 27.2% FY23 28.8%	Earnings per share – Underlyingiii 269.5 US cps FY23 265.0 US cps

This brings total cash dividends announced for FY24 to US$1.46 per share (US$7.4 bn), equivalent to a 54% payout ratio, making this the fourth largest full year ordinary dividend declared.

This extends our track record of strong returns while balancing investment in growth. Including the determined FY24 final dividend, we will have returned over US$42 bn cash to shareholders since 1 July 2021.

Important dates for shareholders

BHP’s Annual General Meeting will be held on Wednesday 30 October 2024.

BHP’s Dividend Reinvestment Plan (DRP) will operate in respect of the final dividend. Full terms and conditions of the DRP and details about how to participate can be found at: bhp.com

Events in respect of the final dividend	Date
Announcement of currency conversion into RAND	3 September 2024
Last day to trade cum dividend on Johannesburg Stock Exchange (JSE)	10 September 2024
Ex-dividend Date JSE	11 September 2024
Ex-dividend Date Australian Securities Exchange (ASX) and London Stock Exchange (LSE)	12 September 2024
Ex-dividend Date New York Stock Exchange (NYSE)	13 September 2024
Record Date	13 September 2024
Announcement of currency conversion into AUD, GBP and NZD	16 September 2024
DRP and Currency Election date	16 September 2024	[1]
Payment Date	3 October 2024
DRP Allocation Date[2]	17 October 2024

1	5:00 pm AEST.
2	Allocation dates may vary between registers but all allocations will be completed on or before 17 October 2024.

Shareholders registered on the South African branch register will not be able to dematerialise or rematerialise their shareholdings between the dates of 10 September 2024 and 13 September 2024 (inclusive), and transfers between the Australian register and the South African branch register will not be permitted between the dates of 3 September 2024 and 13 September 2024 (inclusive). American Depositary Shares (ADSs) each represent two fully paid ordinary shares and receive dividends accordingly.

Any eligible shareholder who wishes to participate in the DRP, or to vary a participation election should do so before 5:00 pm AEST 16 September 2024, or, in the case of shareholdings on the South African branch register of BHP Group Limited, in accordance with the instructions of your CSDP or broker. The DRP Allocation Price will be calculated in each jurisdiction as an average of the price paid for all shares actually purchased to satisfy DRP elections. The DRP Allocation Price applicable to each exchange will be made available at: bhp.com/DRP

BHP | Financial results for the year ended 30 June 2024

Economic outlookxvii

BHP’s external operating environment in FY24 remained relatively volatile. Our key commodity prices were mixed with significant variation in performance between individual commodities.

In the near term, we expect steady global growth slightly above 3% for CY24 and CY25. Major economies are expected to diverge in their growth outlooks, with developed economies facing less of a drag from higher interest rates, China experiencing an uneven recovery among its end-use sectors, and India likely to continue as the fastest growing major economy. Geopolitical risks remain relatively elevated and are likely to remain so in the near term. Inflation has been easing across our major operating regions, although the trajectory towards central bank inflation targets will continue to be bumpy. And while wage growth has largely normalised in Chile and has recently peaked in Australia, we still expect the lagged impact from inflation and some lingering labour market tightness to impact our cost base into FY25.

Commodity demand

Demand for commodities in the developed world has been relatively soft over CY23 and into CY24 as anti-inflationary policies, sluggish industrial activity and the last of the lagged impacts of the energy crisis were felt. The impact of higher interest rates is expected to continue to restrain household consumption in the developed world for the balance of CY24, but we expect steel, copper and nickel demand to recover across the OECD. China is on track to meet official CY24 macroeconomic growth targets, but the property sector is likely to remain a drag. India is expected to continue as a bright spot for commodity demand.

The Chinese economy has been volatile since CY23, with a steady recovery in a range of sectors important to copper demand, for example power infrastructure, transport and consumer durable goods. Weakness however continued in the steel-intensive real estate sector. Policymakers have acknowledged that more support is needed to embed a recovery in this sector, and in mid-CY24 a more decisive policy pivot emerged with the objective to reduce the oversupply in the market. Against this backdrop, steel production was lower in H1 CY24 compared to the previous year, however annual steel production is still expected to be more than 1 Bt for the sixth consecutive year.

We believe that China’s economic transition could accelerate its demand shift increasingly towards ‘future-facing commodities’.

The picture has been more positive in India, where a capital investment upswing continues to be well entrenched and commodity demand has been robust. The Indian economy has maintained healthy momentum after the general election, particularly in relation to demand linked to the steel sector.

Over the long term, the outlook for our key commodities remains positive. We continue to expect that population growth, urbanisation, rising living standards, and the infrastructure required for decarbonisation and electrification will drive demand for steel, non-ferrous metals such as copper, and fertilisers.

For the review and outlook relating to our individual commodities please refer to the relevant segment sections from page 7.

Costs and inflation

The negative impact of inflation on our cost base continues to recede, but some elements remain a concern. Non-energy raw material costs have largely normalised and returned to regular cyclical variations. Wage growth in Chile has broadly returned to long-run averages, while Australian wage growth peaked in H1 FY24. Electricity costs in Australia have been volatile in H2 FY24 due to weather-related factors.

We continue to expect the lagged effect of inflation to flow into FY25. The labour market remains a core inflationary concern, although we believe that we are now past the peak and conditions should continue to ease. However, regulatory changes underway in Australia will add to our labour costs and reduce the international competitiveness of the Australian economy.

Overall, the cost of mining production continues to be higher than it was prior to the pandemic. This implies that price support is also higher and low-cost operators stand to capture potentially higher relative margins in certain commodities.

BHP | Financial results for the year ended 30 June 2024

Detailed financial information on all business segments in the Financial performance summary

Segment and asset performance

Copper

Production

1,865 kt h9%

FY23 1,717 kt

FY25e 1,845 – 2,045 kt

Average realised price

US$3.98/lb h9%

FY23 US$3.65/lb

Underlying EBITDA

US$8.6 bn h29%

FY23 US$6.7 bn

29% contribution to the Group’s Underlying EBITDA

51% Underlying EBITDA margin

Underlying ROCE

13%

FY23 12%

Capital and exploration expenditure

US$3.9 bn

FY23 US$2.8 bn

FY25e US$4.7 bn

Commodity review and outlookxvii

Copper prices rose in H2 FY24, with the LME official cash settlement price hitting a new record high in May on bullish investor sentiment, fuelled by expectations of lower interest rates in the US, possible copper smelter cuts in China, and the LME banning the delivery of Russian metal. However, copper prices then moderated by the end of FY24 reflecting underlying near-term fundamentals with weak Chinese demand and rising stocks.

In the near term, slowing demand growth in China due to continued weakness in the real estate sector is expected to be partially offset by more positive trends in power grid spending and consumer durable goods. We anticipate Europe will be slower to recover from weakness in manufacturing, while the US will continue to improve more swiftly due to a more resilient underlying economy.

We now expect CY24 to be in marginal surplus, a reflection of softer demand expectations for China and higher supply.

In the medium to longer term, traditional demand (such as home building, electrical equipment and household appliances) is expected to remain solid and demand from emerging sectors such as artificial intelligence and data centres should add to this. The decarbonisation mega-trend is also expected to bolster demand. We anticipate that the cost curve required to meet that demand is likely to steepen as challenges to the development of new resources progressively increase. This implies that should deficits occur in this phase, as we expect they will, fly-up pricing may well occur and in turn this could spur inducement of new, higher cost supply in the long term.

Segment outlook

After two consecutive years of 9% growth in copper production, we expect to deliver a further 4% increase in FY25 as we mine higher grade ore at Escondida and further lift productivity across all copper-producing assets.

In the longer term, we have built a strong pipeline of attractive options to unlock our significant resource endowment and utilise latent capacity across our Escondida and Pampa Norte assets. We have narrowed ~20 studies across Chile to four main pathways across existing and new facilities with Final Investment Decisions (FIDs) planned in FY26 to FY29. We also have a 45% interest in the Resolution Copper Project in the United States, one of the largest undeveloped copper projects in the world with the potential to become a significant copper producer in North America.

We are growing at our 100%-owned Copper South Australia asset, with production up 39% in FY24 and growth projects across all three operations. We are assessing the pathway to deliver >500 ktpa of copper production in the early 2030s (>700 ktpa CuEq including by-products), and a strategy to deliver up to 650 ktpa copper production by the middle of next decade.xviii This is supported by the recent exploration success at OD Deeps, and at Oak Dam where we have declared a first-time Inferred Mineral Resource of 1,340 Mt at 0.66% copper and 0.33 g/t gold.

BHP | Financial results for the year ended 30 June 2024

Escondida

Copper production	Unit cost[1,2]	Underlying EBITDA

1,125 kt h7%	US$1.45/lb h4%	US$5.8 bn h17%

FY23 1,055 kt	FY23 US$1.40/lb	FY23 US$4.9 bn

FY25e 1,180 – 1,300 kt	FY25e US$1.30 – US$1.60/lb

Medium-term[3] 900 – 1,000 ktpa	Medium-term[3] US$1.50 – US$1.80/lb

1	Based on exchange rates of: FY24 USD/CLP 907 (realised); FY23 USD/CLP 864 (realised); FY25 and medium-term USD/CLP 842 (guidance).
2	Refer to OFR 10 – Non-IFRS information in the Annual Report for detailed unit cost reconciliation.
3	Medium-term refers to an average for a period from FY27 onwards.

Financial performance

Underlying EBITDA increased 17% primarily as a result of:

•	Higher realised copper prices which had a favourable US$0.9 bn impact; and

•	Increased sales volumes in line with higher concentrator feed grade as planned, partially offset by lower cathode production to prioritise concentrator feed.

These were partially offset by the impacts of inflation and lower stripping capitalisation.

Asset outlook

Production for FY25 is expected to increase to between 1,180 and 1,300 kt, weighted to the second half. Production for FY25 and FY26 are expected to average between 1,200 and 1,300 ktpa. From FY27 production is expected to decline to between 900 and 1,000 ktpa on average for a period as a result of lower concentrator feed grades. Concentrator feed grade for FY25 is expected to be greater than 0.90% and decline to below 0.80% from FY27.

Over the last 12 months, Escondida advanced a number of strategic studies into options to offset the impact of this expected decline of concentrator feed grade. The Escondida growth program targets growth through both existing and potential new facilities, such as:

•	Potential for expansion and debottlenecking at the Laguna Seca concentrators;

•	A new concentrator to replace the ageing Los Colorados facility; and

•	The application of one or more leaching technologies to improve recoveries and unlock primary sulphide resources in the cathode process.

At a program level the current preferred options have expected IRRs of between 14% and 19% at consensus prices with a range of competitive capital intensities between US$17,000 and 29,000/t CuEq.xix We expect operating costs associated with the studies to be ~US$160 m in FY25 (~US$90 m in FY24).

Full SaL, a BHP designed leaching technology which has already been successfully deployed at Spence, is on track for first production during FY25. We expect capital expenditure to implement Full SaL to be ~US$300 m and for it to produce ~410 kt in copper cathodes at Escondida over a 10 year period once implemented through improved recoveries and shorter leach cycle times.

Escondida successfully completed negotiations for a new collective agreement with the Union N°1 of Operators and Maintainers, effective for 36 months from 2 August 2024.

Deployment of autonomous haulage commenced in the Escondida Norte pit in H2 FY24 and will ramp up to ~50 autonomous trucks over the next three years. Escondida continues to evaluate transitioning its fleet of ~160 conventional haul trucks to autonomous operations over the next decade.

BHP | Financial results for the year ended 30 June 2024

Pampa Norte

Copper production	Spence unit cost[1,2,3]	Underlying EBITDA

266 kt ¯8%	US$2.13/lb h1%	US$0.9 bn h19%

FY23 289 kt	FY23 US$2.11/lb	FY23 US$0.8 bn

FY25e1 240 – 270 kt	FY25e1 US$2.00 – US$2.30/lb

Medium-term[1] ~250 ktpa	Medium-term[1] US$2.05 – US$2.35/lb

1	Production and unit cost guidance is provided for Spence only.
2	Refer to OFR 10 – Non-IFRS information in the Annual Report for detailed unit cost reconciliation.
3	Based on exchange rates of: FY24 USD/CLP 907 (realised); FY23 USD/CLP 864 (realised); FY25 and medium-term USD/CLP 842 (guidance).

Financial performance

Underlying EBITDA increased 19% predominately as a result of higher realised copper prices, which had a favourable US$0.2 bn impact.

This was partially offset by:

•	The impact of sales volumes product mix, with planned lower cathode sales partially offset by record concentrate production due to improved operational performance; and

•	Increased costs driven by the impact of inflation-linked cost escalation and one-off labour related costs.

Asset outlook

Production at Spence for FY25 is expected to be between 240 and 270 kt and is expected to average ~250 ktpa over the next five years.

The concentrator plant modifications, which commenced in August 2022, were completed in June 2024 as planned and are delivering expected improvements in throughput and recovery. Opportunities to further debottleneck and expand the concentrator in the future continue to be assessed.

As disclosed in the Q2 FY24 Operational Review, changes to the original Spence tailings storage facility (TSF) design were approved and are currently in execution. As we progress execution, we continue to closely monitor the previously identified anomalies to ensure safe operational conditions, and studies are ongoing to assess whether further works are required. Production guidance at Spence remains subject to the remediation of the TSF anomalies.

Cerro Colorado entered temporary care and maintenance in December 2023, after producing 11 kt in FY24 (FY23: 49kt). Cerro Colorado has 1,700 Mt @ 0.36% copper of Inferred Resourcesxx and we are assessing the application of novel leaching technologies to utilise latent capacity and allow for a potential restart of operations early next decade.

BHP | Financial results for the year ended 30 June 2024

Copper South Australia

Copper production	Unit cost[1,2]	Underlying EBITDA

322 kt h39%	US$1.37/lb	US$1.6 bn h123%

FY23[3] 232 kt		FY23 US$0.7 bn

FY25e 310 – 340 kt	FY25e4 US$1.30 – US$1.80/lb

1	Based on exchange rates of: FY24 AUD/USD 0.66 (realised); FY25 AUD/USD 0.66 (guidance).
2	Refer to OFR 10 – Non-IFRS information in the Annual Report for detailed unit cost reconciliation.
3	FY23 production includes contribution of 20 kt from Carrapateena and Prominent Hill from 1 May 2023.
4	FY25 guidance is calculated using the following assumptions for by-products: gold US$2,000/oz, and uranium US$80/lb.

Financial performance

Underlying EBITDA increased predominantly as a result of:

•	Higher sales volumes across the asset, in particular the contribution of US$0.6 bn from Carrapateena and Prominent Hill which were acquired on 2 May 2023 as part of the acquisition of OZL; and

•	Higher average realised prices for copper, uranium, gold and silver, which had an impact of US$0.4 bn.

This was partially offset by higher labour costs and increased exploration spend at Oak Dam.

The successful integration of Prominent Hill and Carrapateena has resulted in us exceeding the annualised synergies planned for FY24 at the time of the OZL acquisition.

Asset outlook

Production for FY25 is expected to be between 310 and 340 kt, weighted to the second half.

We are focused on optimising the value chain for incremental production and productivity in the near-term through debottlenecking initiatives, including integrating mine plans and development pathways.

We are executing growth and exploration projects, such as:

•	At Prominent Hill, the Wira shaft mine expansion project has progressed with shaft sinking now ~40% complete. The hoisting shaft system is expected to extend the mine life to at least 2036.

•

At Carrapateena, we are investing in processing plant capacity to enable an uplift in throughput from the sub-level cave to 7 Mtpa. The Block Cave Expansion project is progressing via underground development of the access and conveyor decline below the existing sub-level cave. The project is expected to extend the mine life beyond the existing sub-level cave and increase throughput at Carrapateena up to 12 Mtpa, ramping up from FY29.

•

In exploration, we have published the Inferred Mineral Resource at Oak Dam of 1,340 Mt at 0.66% copper and 0.33 g/t gold grades, within which is a bornite-dominant mineralisation area that contains 220 Mt at 1.96% copper and 0.68 g/t gold (at a 1% copper cut-off). Refer to Appendix 2 for further details. Exploration drilling beneath the Olympic Dam ore body, at OD Deeps, has identified intercepts indicating grades greater than 1% copper. We are seeking approvals to begin execution activities on underground access declines at both Olympic Dam and Oak Dam.

We are assessing the optimal pathway for a Smelter and Refinery Expansion (SRE) at Olympic Dam to enable production to increase to >500 ktpa of copper by the early 2030s, with a strategy to deliver up to 650 ktpa copper from the mid-2030s.xviii We expect the SRE will proceed in two phases. The first phase is planned for FID in H1 FY27 and would involve a transition to a two-stage smelter configuration with 1,100 to 1,400 ktpa concentrate smelting capacity better suited to asset mineralogy. This would enable us to unlock ~US$1.5 bn of total synergies from the OZL acquisition, including US$0.6bn from integration which are already in execution. The second phase of the expansion would increase capacity to align with potential further growth from Oak Dam and Olympic Dam, including OD Deeps.

BHP | Financial results for the year ended 30 June 2024

Iron ore

Production

260 Mt h1%

FY23 257 Mt

FY25e 255 – 265.5 Mt

Average realised price (WAIO)

US$101.04/wmt h9%

FY23 US$92.54/wmt

Underlying EBITDA

US$18.9 bn h13%

FY23 US$16.7 bn

64% contribution to the Group’s Underlying EBITDA

68% Underlying EBITDA margin

Underlying ROCE (WAIO)

61%

FY23 53%

Capital and exploration expenditure (WAIO)

US$2.1 bn

FY23 US$2.1 bn

FY25e US$2.5 bn

Commodity review and outlookxvii

Iron ore consumption in China was strong in CY23. In contrast, steel output continued to contract in developed regions albeit at a slower rate than previous years. Over the next two years we expect a small improvement in global steel production with growth led by India and Southeast Asia, with some additional growth from a recovery in developed regions.

After a strong CY23, we expect Chinese blast furnace run-rates to ease in CY24, under pressure from subdued steel margins and the potential for policy-driven production controls. During H2 FY24, iron ore prices first declined and then traded in the range of around US$100 to US$120/t. A widening surplus has emerged with Chinese port inventories rising to elevated levels. For the balance of CY24 and into CY25, we expect supply from low-cost major iron ore producers to grow while iron ore consumption is experiencing a modest decline. Our estimate of real-time cost support continues to sit in the US$80 – US$100/t range on a 62% Fe CFR basis. Should surpluses persist as we forecast, we would expect some high-cost suppliers to be driven out of the market over time. How quickly and effectively the Chinese policies targeted at the property sector stabilise it, and the government’s approach to regulating steel production, will both be large swing factors for the remainder of CY24 and into CY25.

In the medium term, China’s demand for iron ore is expected to be lower than it is today as it moves beyond the crude steel production plateau and as the ratio of scrap-based steelmaking rises. We maintain our view that China’s steel production has plateaued above 1.0 Bt and this is likely to continue across the mid-2020s. However, Chinese pig iron production is expected to decline during this period with more recycled scrap used in steelmaking. We expect demand for our products from elsewhere in other developing Asia to offset this to a degree.

Segment outlook

We are focused on maintaining our industry leading cost position at WAIO.[i]

We plan to increase production at WAIO to >305 Mtpa over the medium-term underpinned by the Port Debottlenecking Project 1 (PDP1) and Rail Technology Programme (RTP1).

We are assessing options to grow our WAIO production up to 330 Mtpa if market conditions warrant, including studying optimal mine and infrastructure configurations and potentially increasing ore beneficiation. We expect to complete these studies in CY25.

In Brazil, Samarco is set to almost double production through the restart of a second concentrator in Q3 FY25 helping to support the local community through jobs, investment and taxes. The Renova Foundation continues to make strong progress on remediation activity and compensation.

BHP | Financial results for the year ended 30 June 2024

Western Australia Iron Ore

Iron ore production	Unit cost[1,2]	Underlying EBITDA

255 Mt h1%	US$18.19/t h2%	US$19.0 bn h14%

C1 US$15.84/t3

FY23 253 Mt	FY23 US$17.79/t	FY23 US$16.7 bn

FY25e 282 – 294 Mt (100% basis)	FY25e US$18.00 – US$19.50/t

Medium-term >305 Mtpa (100% basis)	Medium-term <US$17.50/t

1	Based on exchange rates of: FY24 AUD/USD 0.66 (realised); FY23 AUD/USD 0.67 (realised); FY25 and medium-term AUD/USD 0.66 (guidance).
2	Refer to OFR 10 – Non-IFRS information in the Annual Report for detailed unit cost reconciliation.
3

C1 unit costs for FY23 were US$15.86/t. WAIO C1 unit cost excludes third party royalties of US$1.87 per tonne (FY23: US$1.69 per tonne), net inventory movements US$(0.21) per tonne (FY23: US$(0.22) per tonne), depletion of production stripping US$0.78 per tonne (FY23: US$0.81 per tonne), and exploration expenses, demurrage, exchange rate gains/losses, and other income US$(0.09) per tonne (FY23: US$(0.34) per tonne).

Financial performance

Underlying EBITDA increased 14%, primarily driven by:

•	Higher average realised prices for iron ore, which increased 9% and had a favourable impact of US$2.2 bn; and

•	Higher sales volumes, reflecting strong supply chain performance with increased capacity unlocked by PDP1 and the successful ramp up at South Flank contributing to record lump sales.

This was partially offset by higher price-linked royalties and the impacts of inflation.

For over four years WAIO has been the lowest cost major iron ore producer globally and this year extended its position, with a C1 unit cost of US$15.84/t.i

We continue to conduct portside sales to access different customers in China with a suite of specialised products. Portside sales in FY24 were ~13 Mt, up from ~6 Mt in FY23.

Asset outlook

Production for FY25 is expected to be between 282 and 294 Mt (100% basis), while unit costs are expected to be between US$18.00 and US$19.50/t.xxi

Over the medium term we plan to grow production to >305 Mtpa and are focused on reducing unit costs to <US$17.50/txxi through increased volumes, and improved labour productivity.

Delivery of our medium-term production objectives is underpinned by:

•	PDP1, which was commissioned in December 2023, enabled higher production volumes and contributed to record sales volumes in FY24. The project remains on track to be completed in CY24;

•	RTP1, a multi-year program of work, is expected to improve communications and signalling, operational safety and reduce variability on our WAIO rail network. RTP1 tie-in activity will ramp up in FY25;

•

Western Ridge Crusher Project, first production is expected in Q1 FY27, and the project is expected to deliver an average of ~25 Mtpa to replace production from the depleting orebodies around Newman. Clearing and excavation work has commenced onsite and construction of the primary crusher is progressing as planned; and

•	End of life fleet replacements.

Across the resources sector in Western Australia, capital costs have significantly increased in recent years driven by materials and price escalations. In this environment, average annual sustaining capital expenditure guidance over the medium term, excluding costs associated with operational decarbonisation and automation programs, is expected to increase from ~US$5.50/t to ~US$6.50/txxii to support WAIO’s medium-term guidance objectives, asset integrity and end of life fleet replacement.

BHP | Financial results for the year ended 30 June 2024

Samarco

Iron ore production	Total Renova Foundation spend[1]

4.7 Mt h5%	US$7.7 bn h20%

FY23 4.5 Mt	FY23 US$6.4 bn

FY25e 5 – 5.5 Mt

1	Refers to total Renova spend since 2016 (100% basis).

Performance

Samarco production increased 5% in FY24 to 4.7 Mt (9.5 Mt on a 100% basis), as a result of higher concentrator throughput. Production for FY25 is expected to be between 5 and 5.5 Mt on a BHP basis (10 and 11 Mt on a 100% basis).

The restart of the second concentrator, which is expected to increase pellet production capacity to ~16 Mtpa (100% basis) through a filtration and dry stack tailings solution, is expected to deliver first production in Q3 FY25 and ramp up fully by the end of FY26.

Financials

BHP Brasil remains committed to supporting the Renova Foundation and its work to progress the remediation and compensatory programs to restore the environment and re-establish communities affected by the Samarco dam failure. Renova made strong progress during FY24, and since March 2016, it has paid compensation and financial assistance to ~430,000 people and completed ~91% of resettlement cases.xxiii

In FY24, BHP Brasil has recognised an income statement charge of US$3.8 bn (post-tax) in relation to the Samarco dam failure, which predominantly reflects the change in the assessment of the estimated costs to resolve all aspects of the Federal Public Prosecution Office Claim and the Framework Agreement obligations. As at 30 June 2024 BHP Brasil’s provision for the Samarco dam failure is US$6.5 bn.

BHP Brasil, Samarco and, Vale have been engaging in negotiations with the Brazilian State and Federal Government and other public entities to seek a settlement of obligations under the Framework Agreement, the Federal Public Prosecution Office Claim, and other claims by government entities relating to the Samarco dam failure. Those negotiations are ongoing.

For further information, please see Note 4 – Significant events – Samarco dam failure for the Samarco dam failure provision.

BHP | Financial results for the year ended 30 June 2024

Coal

Production

Steelmaking coal

22.3 Mt i23%

FY23 29.0 Mt

FY25e 16.5 – 19 Mt

Energy coal

15.4 Mt h8%

FY23 14.2 Mt

FY25e 13 – 15 Mt

Average realised price

Steelmaking coal

US$266.06/t i2%

FY23 US$271.05/t

Thermal coal – export

US$121.52/t i49%

FY23 US$236.51/t

Underlying EBITDA

US$2.3 bn i54%

FY23 US$5.0 bn

7% contribution to the Group’s Underlying EBITDA

30% Underlying EBITDA margin

Underlying ROCE

19%

FY23 47%

Capital and exploration expenditure

US$0.7 bn

FY23 US$0.7 bn

FY25e US$0.6 bn

Commodity review and outlook – Steelmaking coalxvii

Across FY24 steelmaking coal prices were relatively stable with an overall slight decline in prices. The demand picture was mixed with strong Indian steel production growth and recovery in the EU from the lows of CY23, offsetting output contractions in both North East Asia and North America. Against this backdrop, Australian supply recovered slower than expectations, while Mongolian exports continued to surge.

Notwithstanding recent supply side challenges, we still expect a modest recovery of seaborne supply in the near term. Meanwhile, availability of land borne imports into China and operational recovery of Chinese domestic mines are key uncertainties. On seaborne demand, India is expected to maintain its current strong momentum while OECD importing regions are likely to experience a gradual pickup in their steel industries. While seaborne supply in the steelmaking coal market is expected see a mild surplus in CY25, the supply of higher quality coals is likely to stay relatively tight.

Over the longer term, we expect that higher-quality steelmaking coals, such as those produced by our BMA assets, will be valued for their role in reducing the GHG emissions intensity of blast furnaces and, combined with the growth of the steel industry in hard coking coal importing countries such as India, will have growing and resilient demand for decades to come. With the major seaborne supply region of Queensland being currently less conducive to long-life capital investment as a result of changes to the royalty regime, the scarcity value of higher-quality steelmaking coals may well also increase over time.

Segment outlook

Over the last few years, we have upgraded our coal portfolio to concentrate on higher-quality steelmaking coals.

This strategic shift positions BMA well for the forecasted strong demand for higher-quality steelmaking coal and, following the divestment of Blackwater and Daunia, ~90% of BMA’s products are priced based on Platts PLV HCC FOB Qld index, representing the highest quality steelmaking coal.

In June 2022, we made the decision to retain New South Wales Energy Coal (NSWEC) in our portfolio and plan to proceed with a managed process to cease mining by the end of FY30.

BHP | Financial results for the year ended 30 June 2024

BMA

Steelmaking coal production	Unit cost[2,3]	Underlying EBITDA

22.3 Mt1 i23%	US$ 119.54/t h24%	US$1.9 bn i40%

FY23 29.0 Mt	FY23 US$96.46/t	FY23 US$3.2 bn

FY25e 33 – 38 Mt (100% basis)	FY25e US$112 – US$124/t

Medium-term 43 – 45 Mtpa (100% basis)	Medium-term <US$110/t

1	Blackwater and Daunia were divested on 2 April 2024. Combined production volumes from these mines were ~2 Mt (~4 Mt on a 100% basis) lower in FY24.
2	Based on exchange rates of: FY24 AUD/USD 0.66 (realised); FY23 AUD/USD 0.67 (realised); FY25 and medium-term AUD/USD 0.66 (guidance).
3	Refer to OFR 10 – Non-IFRS information in the Annual Report for detailed unit cost reconciliation.

Financial performance

Underlying EBITDA decreased 40% predominately driven by:

•	Lower sales volumes due to increased stripping and the divestment of Blackwater and Daunia; and

•	Higher costs as a result of the increase in prime stripping and inflation, partially offset by a favourable inventory rebuild (compared with the drawdown in FY23).

Queensland remains one of the highest coal royalty jurisdictions in the world following the change to the royalty regime in CY22. Combined with income taxes, this equates to an adjusted effective tax rate including royalties of 58.3%.

We also recognised a US$0.7 bn (post-tax) gain on disposal of Blackwater and Daunia mines as an exceptional item. For further information refer to Note 3 – Exceptional items.

Asset outlook

Production for FY25 is expected to be between 16.5 and 19 Mt (33 and 38 Mt on a 100% basis) reflecting the divestment of Blackwater and Daunia and impact of elevated strip ratios. Unit costs for FY25 are expected to be between US$112 and US$124/t,xxi which we expect would make it one of the lowest cost steelmaking coal producers.xxiv

Our focus on improving value chain stability will continue into CY26, rebuilding inventory to sustainable levels and normalising strip ratios, which will underpin higher production in the medium term. BMA will also benefit from simplified operations and transport logistics, including the shipment of all products through the 100% owned Hay Point Coal Terminal. In the next five years, we expect to increase production to between 21.5 and 22.5 Mtpa (43 and 45 Mtpa on a 100% basis). At that point, we anticipate that unit costs will be <US$110/t.xxi

Given the negative impact on investment economics resulting from the change in coal royalty rates, and the increase in sovereign risk due to the decision to raise royalties without consultation, we will not be investing in any further growth at BMA, however we will sustain and optimise our existing operations.

BHP | Financial results for the year ended 30 June 2024

New South Wales Energy Coal

Energy coal production	Underlying EBITDA

15.4 Mt h8%	US$0.4 bn i78%

FY23 14.2 Mt	FY23 US$1.8 bn

FY25e 13 – 15 Mt

Financial performance

Despite higher sales volumes, Underlying EBITDA decreased 78% as a result of lower average realised prices which had an unfavourable impact of US$1.8 bn. This was slightly offset by lower price-linked royalties.

Operating costs increased in line with higher stripping volumes to deliver higher production.

Asset outlook

Production for FY25 is expected to be between 13 and 15 Mt.

We continue to work with the NSW Government to obtain approval to extend the current mining consent that expires in 2026 and proceed with a managed process to cease mining by the end of FY30.

The royalty rates in NSW increased from 8.2% to 10.8% for open cut mines, effective from 1 July 2024.

As we look ahead to FY30, we expect to optimise mine plans and to minimise capital to realise value across the period. We also plan to conduct sequential backfilling of inactive pits to complement progressive rehabilitation.

BHP | Financial results for the year ended 30 June 2024

Group & Unallocated

Western Australia Nickel

Production

81.6 kt h2%

FY23 80.0 kt

Average realised pricexxv

US$18,197/t ¯24%

FY23 US$24,021/t

Underlying EBITDA

US$(0.3) bn ¯286%

FY23 US$0.2 bn

Capital and exploration expenditure

US$1.3 bn

FY23 US$0.7 bn

FY25e US$0.2 bn

Commodity review and outlookxvii

The nickel industry moved into significant surplus during CY23. Indonesia produced almost 20% of global primary nickel in CY19, and that share increased to over 50% by CY23. This came at a time of weak traditional stainless steel demand in the OECD, and global battery value chain destocking. The overall nickel market weakness has continued into CY24 albeit with a brief price rebound in May on supply curtailments and disruptions in Australia and New Caledonia. On the demand side, electric vehicle sales remained solid in China, but penetration rates in the OECD have slowed in parallel with weaker traditional stainless steel demand for nickel, which caused global visible nickel stocks to rise. These trends are expected to continue into CY25 suggesting that the market will remain in surplus over that period.

While voluntary curtailments continue to occur across the industry, including by BHP, these are still not near the scale that would be expected to balance the market near term. We estimate that we are still in a multi–year run of surpluses.

Longer term, we see the market rebalancing in the late 2020s as we continue to believe nickel will be a core beneficiary of the electrification megatrend.

Business outlook

On 11 July 2024, we announced the temporary suspension of operations at Western Australia Nickel (WAN) from October 2024, with a transition period to commence from July 2024. Handover activities for temporary suspension will be completed by December 2024.

Following completion of the transition period, we plan to invest ~US$300 m per annum to support a potential restart. BHP intends to review the decision to temporarily suspend WAN by February 2027.

Financial performance

Underlying EBITDA decreased US$0.5 bn, to a loss of US$(0.3) bn, predominantly as a result of lower realised prices for nickel metal. We also recognised a total non-cash impairment charge of US$2.7 bn (post-tax) as an exceptional item. For further information refer to Note 3 – Exceptional items.

BHP | Financial results for the year ended 30 June 2024

Potash

Capital expenditure US$1.1 bn h68% FY23 US$0.6 bn FY25e US$1.8 bn

Commodity review and outlookxvii

Potash demand has been strong in CY24, after a sharp rebound in CY23, with global potash shipments this year estimated to return to its previous CY20 peak level of 72 Mtpa, driven by good affordability and inventory build-up.

In the medium-term existing capacity in the FSU is expected to trend back to normal operating rates, while new supply could also come from the region, including some expansion projects potentially resuming construction.

Longer term, we believe that potash stands to benefit from the intersection of global megatrends: rising population, changing diets and the need for the more sustainable intensification of agriculture on the globe’s finite arable land. We consider this compelling demand picture, rising geopolitical uncertainty and the maturity of the existing production asset base to provide an attractive entry opportunity in a lower-risk supply jurisdiction such as Saskatchewan, Canada.

Business outlook

In FY24 we approved an investment of US$4.9 bn for Jansen Stage 2 (JS2), which when combined with Jansen Stage 1 (JS1), will increase our total planned potash production capacity to ~8.5 Mtpa representing ~10% of the estimated market when fully ramped up.

We anticipate operating costs of ~US$0.3 bn in FY25, which include site services, overheads, and social investments. Once fully ramped up, we anticipate JS1 and JS2 to have operating costs at the low end of the first quartile of the cost curve. We have built strong sales and distribution capability and we have MOUs in place with customers that meet our full production ramp up requirements.

	Progress	Production target date	Capital estimate
Jansen Stage 1
	52%	End-CY26	US$5.7 bn

Project update

JS1 is 52% complete and remains on track for first production in late CY26 with a two year ramp up period. In FY24, a longer than usual summer season enabled early completion of the mill’s foundation. The engineering work and execution of procurement agreements is largely complete. In FY25, underground and surface construction works will continue, including structural, mechanical and electrical activities for the mill areas. We also expect to complete the conversion of the service shaft headframe to a permanent structure. In FY25, we estimate capex of US$1.3 bn for JS1 (FY24: US$0.9 bn).

	Progress	Production target date	Capital estimate
Jansen Stage 2
	2%	FY29	US$4.9 bn

Project update

JS2 execution activity has now commenced and is 2% complete, with first production expected in FY29, followed by a three year ramp up period. In FY25, the focus will be on detailed engineering, procurement for major equipment and construction packages, and structural steel fabrication. In FY25, we estimate capex of US$0.5 bn for JS2 (FY24: US$0.2 bn).

BHP | Financial results for the year ended 30 June 2024

Minerals exploration and early-stage entry

Exploration expenditure US$457 m h31% FY23 US$350 m	Our tier 1 assets continue to demonstrate significant resource potential and brownfield exploration opportunities. We are undertaking exploration drilling at Copper South Australia where we have announced an Inferred Mineral Resource at Oak Dam of 1,340 Mt at 0.66% copper and 0.33 g/t gold grades and in FY24 announced initial drilling results at OD Deeps with intercept grades >1.0% copper.

We also continued to progress greenfield exploration options in Australia, Canada, Chile, Peru, Serbia, Sweden and the United States.

BHP’s innovative Xplor program continues to be a success. Participants in the program receive access to internal and external industry experts and funding of up to US$0.5 m. After completing the first round of the program, we formed subsequent partnerships with companies undertaking exploration efforts in Scandinavia, Botswana and Australia. Discussions are currently underway for follow-on investments with companies from the program’s second cohort, which recently concluded. Applications for the FY25 Xplor program opened in August.

In May 2024, we entered an alliance with Ivanhoe Electric Inc. to explore for copper and other critical minerals utilising the latest technology in areas of interest across the southern United States. BHP will provide funding of US$15 m over three years.

In July 2024, BHP and Lundin Mining Corporation (Lundin) entered into a definitive agreement to jointly acquire Filo Corp. (Filo) for ~US$2.9 bn. Filo owns 100% of the Filo del Sol copper exploration project located in the Vicuña district of Argentina and Chile, an emerging copper district with world-class potential. BHP has also agreed to acquire a 50% interest in the nearby Josemaria copper project from Lundin, with both projects to be held in a 50/50 joint venture between BHP and Lundin. The JV would create a long-term partnership between BHP and Lundin to jointly develop the combined project. The Filo acquisition and the Josemaria transaction are inter-conditional and are currently expected to close in Q1 CY25. BHP’s total cash payment for the proposed transaction is expected to be ~US$2.1 bn.

BHP | Financial results for the year ended 30 June 2024

Appendix 1

Detailed financial information is included in OFR 4.3 in the Annual Report

Financial performance summary1

A summary of performance for FY24 and FY23 is presented below.

Key group metrics

	FY24 US$M	FY23 US$M	Change %
Revenue	55,658	53,817	3%
Profit from operations	17,537	22,932	(24%)
Attributable profit	7,897	12,921	(39%)
Basic earnings per share (cents)	155.8	255.2	(39%)
Full year dividend determined per share (cents)	146	170	(14%)
Net operating cash flow	20,665	18,701	11%
Capital and exploration expenditure	9,273	7,083	31%
Net debt	9,120	11,166	(18%)
Underlying EBITDA	29,016	27,956	4%
Underlying attributable profit	13,660	13,420	2%
Underlying basic earnings per ordinary share (cents)	269.5	265.0	2%

Key asset metrics

Year ended 30 June 2024 US$M	Revenue[2]	Underlying EBITDA[3]	Underlying EBIT[3]	Exceptional items[4]	Net operating assets[3]	Capital expenditure	Exploration gross	Exploration to profit[5]
Copper
Escondida	10,013	5,759	4,821		13,113	1,806
Pampa Norte[6]	2,375	896	468		4,843	721
Antamina[7]	1,478	968	746		1,498	437
Copper South Australia[8]	4,085	1,568	928		16,498	1,048
Other[7]	72	(176)	(228)		416	136

Total Copper from Group production	18,023	9,015	6,735	—	36,368	4,148

Third party products	2,021	74	74	—	—	—

Total Copper	20,044	9,089	6,809	—	36,368	4,148	216	215

Adjustment for equity accounted investments[7]	(1,478)	(525)	(285)	—	—	(437)	(3)	(2)

Total Copper statutory result	18,566	8,564	6,524	—	36,368	3,711	213	213

Iron Ore
Western Australia Iron Ore	27,805	18,964	16,902		20,597	2,026
Samarco[9]	—	—	—		(6,606)	—
Other	122	(48)	(74)		(179)	7

Total Iron Ore from Group production	27,927	18,916	16,828	(3,066)	13,812	2,033

Third party products	25	(3)	(3)	—	—	—

Total Iron Ore	27,952	18,913	16,825	(3,066)	13,812	2,033	86	41

Adjustment for equity accounted investments	—	—	—	—	—	—	—	—

Total Iron Ore statutory result	27,952	18,913	16,825	(3,066)	13,812	2,033	86	41

Coal
BHP Mitsubishi Alliance[10]	5,873	1,914	1,394		6,725	533
New South Wales Energy Coal[11]	1,945	502	408		(211)	100
Other	—	(27)	(50)		(42)	14

Total Coal from Group production	7,818	2,389	1,752	880	6,472	647

Third party products	—	—	—	—	—	—

Total Coal	7,818	2,389	1,752	880	6,472	647	14	3

Adjustment for equity accounted investments[11]	(152)	(99)	(75)	—	—	(1)	—	—

Total Coal statutory result	7,666	2,290	1,677	880	6,472	646	14	3

Group and unallocated items
Potash	—	(255)	(257)		6,138	1,090	1	1
Western Australia Nickel[12]	1,473	(302)	(374)		(6)	1,254	50	58
Other[13]	1	(194)	(764)		(1,421)	82	93	93

Total Group and unallocated items	1,474	(751)	(1,395)	(3,908)	4,711	2,426	144	152

Inter-segment adjustment	—	—	—	—	—	—	—	—

Total Group	55,658	29,016	23,631	(6,094)	61,363	8,816	457	409

BHP | Financial results for the year ended 30 June 2024

Year ended 30 June 2023 US$M	Revenue[2]	Underlying EBITDA[3]	Underlying EBIT[3]	Exceptional items[4]	Net operating assets[3]	Capital expenditure	Exploration gross	Exploration to profit
Copper
Escondida	8,847	4,934	4,070		12,207	1,351
Pampa Norte[6]	2,491	754	244		4,487	647
Antamina[7]	1,468	998	824		1,430	374
Copper South Australia[8]	2,806	703	251		15,782	641
Other[7]	20	(209)	(228)		323	59

Total Copper from Group production	15,632	7,180	5,161	—	34,229	3,072

Third party products	1,863	18	18	—	—	—

Total Copper	17,495	7,198	5,179	—	34,229	3,072	151	148

Adjustment for equity accounted investments[7]	(1,468)	(545)	(369)	—	—	(374)	(6)	(3)

Total Copper statutory result	16,027	6,653	4,810	—	34,229	2,698	145	145

Iron Ore
Western Australia Iron Ore	24,678	16,660	14,663		20,438	1,956
Samarco[9]	—	—	—		(3,382)	—
Other	113	33	9		(100)	10

Total Iron Ore from Group production	24,791	16,693	14,672	176	16,956	1,966

Third party products	21	(1)	(1)	—	—	—

Total Iron Ore	24,812	16,692	14,671	176	16,956	1,966	96	52

Adjustment for equity accounted investments	—	—	—	—	—	—	—	—

Total Iron Ore statutory result	24,812	16,692	14,671	176	16,956	1,966	96	52

Coal
BHP Mitsubishi Alliance[10]	7,652	3,197	2,572		7,545	488
New South Wales Energy Coal[11]	3,455	1,953	1,868		(243)	156
Other	—	(39)	(57)		(36)	13

Total Coal from Group production	11,107	5,111	4,383	—	7,266	657

Third party products	—	—	—	—	—	—

Total Coal	11,107	5,111	4,383	—	7,266	657	13	6

Adjustment for equity accounted investments[11]	(149)	(113)	(88)	—	—	—	—	—

Total Coal statutory result	10,958	4,998	4,295	—	7,266	657	13	6

Group and unallocated items
Potash	—	(205)	(207)		4,469	647	1	1
Western Australia Nickel[12]	2,009	162	55		2,255	683	52	48
Other[13]	11	(344)	(804)		(1,295)	82	43	42

Total Group and unallocated items	2,020	(387)	(956)	(64)	5,429	1,412	96	91

Inter-segment adjustment	—	—	—	—	—	—	—	—

Total Group	53,817	27,956	22,820	112	63,880	6,733	350	294

1

Group profit before taxation comprised Underlying EBITDA of US$29,016 m (FY23: US$27,956 m), exceptional items, depreciation, amortisation and impairments of US$11,479 m (FY23: US$5,024 m) and net finance costs of US$1,489 m (FY23: US$1,531 m).

2	Total revenue from thermal coal sales, including BMA and NSWEC, was US$1,873 m (FY23: US$3,528 m).
3

For more information on the reconciliation of non-IFRS financial information to our statutory measures, reasons for usefulness and calculation methodology, please refer OFR 10 – Non-IFRS financial information in the Annual Report.

4	Excludes exceptional items relating to Net finance costs US$506 m and Income tax benefit US$837 m (FY23: Net finance costs US$452 m and Income tax expense US$266 m).
5	Includes US$10 m of exploration expenditure previously capitalised, written off as impaired (included in depreciation and amortisation) (FY23: US$ nil).
6	Includes Spence and Cerro Colorado. Cerro Colorado entered temporary care and maintenance in December 2023.
7

Antamina, SolGold and Resolution (the latter two included in Other) are equity accounted investments and their financial information presented above with the exception of net operating assets reflects BHP Group’s share. Group and Copper level information is reported on a statutory basis which reflects the application of the equity accounting method in preparing the Group financial statements – in accordance with IFRS. Underlying EBITDA of the Group and the Copper segment, includes D&A, net finance costs and taxation expense of US$525 m (FY23: US$545 m) related to equity accounted investments.

8	Includes Olympic Dam as well as Prominent Hill and Carrapateena which were acquired on 2 May 2023 as part of the acquisition of OZL.
9

Samarco is an equity accounted investment. With the exception of net operating assets, the financial information presented reflects BHP Billiton Brasil Ltda’s share. All financial impacts following the Samarco dam failure have been reported as exceptional items in both reporting periods.

10

On 2 April 2024 BHP and Mitsubishi Development Pty Ltd (MDP) completed the divestment of the Blackwater and Daunia mines (which were part of the BHP Mitsubishi Alliance (BMA) to Whitehaven Coal. This resulted in a net after tax gain of US$674 m that has been recognised as an exceptional item. BHP continued to report its share of profit and loss within the Coal Segment and asset tables until that date. Refer Note 3 – Exceptional items of the Financial Statements in the Annual Report for further information.

11

Includes Newcastle Coal Infrastructure Group (NCIG) which is an equity accounted investment and its financial information presented above, with the exception of net operating assets, reflects BHP Group’s share. Total Coal statutory result excludes contribution related to NCIG until future profits exceed accumulated losses.

12	Western Australia Nickel comprises the Nickel West operations and, following the OZL acquisition on 2 May 2023, the West Musgrave project.
13

Other includes functions, other unallocated operations including legacy assets and consolidation adjustments. Revenue not attributable to reportable segments comprises the sale of freight and fuel to third parties, as well as revenues from unallocated operations. Exploration and technology activities are recognised within relevant segments.

BHP | Financial results for the year ended 30 June 2024

Underlying EBITDA waterfall

The following table and commentary describes the impact of the principal factorsiii that affected Underlying EBITDA for FY24 compared with FY23:

US$M	Total Group	Copper	Iron ore	Coal	Group and unallocated
Year ended 30 June 2023	27,956	6,653	16,692	4,998	(387)
Net price impact	1,584	1,433	2,035	(1,529)	(355)
Change in sales prices	1,476	1,475	2,232	(1,711)	(520)

Refer to Segment and asset performance for average realised prices
Price-linked costs	108	(42)	(197)	182	165
		Escondida: Higher royalties regime effective from Jan-24.	WAIO: Higher royalties in line with higher prices.	NSWEC: Lower royalties in line with lower prices.	Western Australia Nickel: Favourable impact of the lower nickel price on third party volumes.
Change in volumes	10	84	582	(640)	(16)
Escondida: Higher volumes
due to higher concentrator
feed grade (FY24: 0.88% vs
FY23: 0.82%) and higher
concentrator throughput.
Partially offset by planned
lower cathode production as
a result of prioritising
concentrator throughput in
prior years.

Spence: Record concentrate
production offset by
planned lower cathode sales
volumes.

WAIO: Strong supply
chain performance with
increased capacity
unlocked by PDP1 and
record production at
South Flank which
contributed to record
sales for the year,
combined with
increased China portside
sales and favourable
product mix at
Jimblebar.

Partially offset by the
impacts of the ongoing
ramp up of the Central
Pilbara hub (South
Flank and Mining Area
C) and continued tie-in
activity for RTP1.

BMA: Lower volumes as
a result of increased
stripping to improve
supply chain stability and
restore depleted inventory
positions which arose
from extended weather
impacts and labour
constraints over recent
years and an extended
longwall move and
geotechnical faulting at
Broadmeadow during H1
FY24.

Partially offset by:

NSWEC: Higher
volumes due to strong
operating performance
across the year as
improved weather and
labour availability
enabled an uplift in truck
productivity. Favourable
change in product mix in
response to market
conditions.

Change in controllable cash costs	(773)	(217)	(196)	(80)	(280)
Operating cash costs	(655)	(118)	(193)	(83)	(261)
Escondida: Higher
maintenance and net
inventory drawdowns
mainly of oxide ore required
to maintain oxide leach pad
stacking.

Spence: Labour
negotiations payments to
Union 1 and Union 2.

Partially offset by:

Copper SA:
Non-recurrence of the
planned drawdown of
inventory in the prior year
which had been built during
SCM21.

			WAIO: Higher operating costs as we ramped up South Flank and increased production.	NSWEC: Higher stripping and contractor costs in line with higher volumes.	Western Australia Nickel: Increased deliveries of third-party nickel concentrate and ore. G&U: Higher costs associated with M&A activities & various improvement projects.
Exploration and business development	(118)	(99)	(3)	3	(19)
		Copper South Australia: Higher exploration spend for drilling activities at Oak Dam.
Change in other costs	69	39	(152)	(119)	301
Exchange rates	253	337	(103)	(47)	66
Inflation	(686)	(287)	(159)	(133)	(107)

Inflation rate of 4.1% for Australia and 4.4% for Chile
Fuel, energy, and consumable price movements	487	292	108	61	26
		Escondida, Spence & Copper South Australia: Primarily due to lower acid, diesel, electricity, and explosives prices.	WAIO: Primarily due to lower diesel and explosives prices.	BMA & NSWEC: Primarily due to lower diesel prices.	Western Australia Nickel: Primarily due to lower ammonia and diesel prices.
Non-Cash	(301)	(303)	2	—	—
		Escondida & Spence: Lower stripping capitalisation reflecting phase of mine plan.
One-off items	316	—	—	—	316
					G&U: Impacts of the review of employee allowances and entitlements and OZL acquisition costs in the prior year.
Change in other	170	572	(48)	(340)	(14)
Asset sales	38	(1)	(1)	8	32
Ceased and sold operations	(510)	(41)	—	(335)	(134)
		Cerro Colorado: Entered temporary care and maintenance in December 2023.		BMA: Lower contribution from the Blackwater and Daunia mines related to divestment in April 2024.	G&U: Closure provision update for legacy assets due to changes in cost estimate and discount rate.
New and acquired operations	528	537	—	—	(9)
		Copper South Australia: Contribution from Carrapateena and Prominent Hill acquired in May 2023.
Other	114	77	(47)	(13)	97
		Antamina: Higher profit driven by higher copper realised prices.
Year ended 30 June 2024	29,016	8,564	18,913	2,290	(751)

BHP | Financial results for the year ended 30 June 2024

Exchange rates

The following exchange rates relative to the US dollar have been applied in the financial information:

	Average FY24	Average FY23	As at 30 June 2024	As at 30 June 2023	As at 30 June 2022
Australian dollar[1]	0.66	0.67	0.67	0.66	0.69
Chilean peso	907	864	944	803	920

1	Displayed as US$ to A$1 based on common convention.

Capital and exploration expenditure

Historical capital and exploration expenditure and guidance are summarised below:

	FY25e US$bn	FY24 US$M	FY23 US$M
Maintenance and decarbonisation[1]	3.0	2,956	2,981
Development - Minerals	6.5	5,860	3,752
Capital expenditure (purchases of property, plant and equipment)	9.5	8,816	6,733
Add: exploration expenditure	0.5	457	350

Capital and exploration expenditure	~10	9,273	7,083

1	Includes capitalised deferred stripping of US$806 m for FY24 (FY23: US$849 m) and US$1.1 bn estimated for FY25.

Major Projects

Commodity	Project and ownership	Project scope / capacity	Capital expenditure US$M	First production target date	Progress
Potash	Jansen Stage 1 (Canada) 100%	Design, engineering and construction of an underground potash mine and surface infrastructure, with capacity to produce 4.15 Mtpa.	5,723	End-CY26	Project is 52% complete
Potash	Jansen Stage 2 (Canada) 100%	Development of additional mining districts, completion of the second shaft hoist infrastructure, expansion of processing facilities and addition of rail cars to facilitate production of an incremental 4.36 Mtpa.	4,859	FY29	Project is 2% complete

Production and unit cost guidance

Historical production and production guidance are summarised below:

Production	Medium-term guidance		FY25 guidance		FY24	FY25e vs FY24
Copper (kt)			1,845 – 2,045		1,865.2	(1%) – 10%

Escondida (kt)	900 – 1,000	[1]	1,180 – 1,300		1,125.3	5% – 16%
Pampa Norte (kt)	~250	[2]	240 – 270	[2]	265.6	(6%) – 6%	[2]
Copper South Australia (kt)			310 – 340		322.0	(4%) – 6%
Antamina (kt)			115 – 135		143.9	(20%) – (6%	)
Carajás (kt)			—		8.4	—
Iron ore (Mt)			255 – 265.5		259.7	(2%) – 2%
WAIO (Mt)			250 – 260		254.9	(2%) – 2%
WAIO (100% basis) (Mt)	>305		282 – 294		287.0	(2%) – 2%
Samarco (Mt)			5 – 5.5		4.7	5% – 16%
Steelmaking coal – BMA (Mt)			16.5 – 19		22.3	(26%) – (15%	)
BMA (100% basis) (Mt)			33 – 38		44.6	(26%) – (15%	)
Energy coal – NSWEC (Mt)			13 – 15		15.4	(15%) – (2%	)
Nickel (kt)			—		81.6	—

1	Production from FY27 onwards. Production for FY25 and FY26 are expected to average between 1,200 and 1,300 kt.
2	Production guidance is for Spence only and excludes Cerro Colorado which produced 11 kt in FY24 before entering care and maintenance in December 2023.

BHP | Financial results for the year ended 30 June 2024

Historical costs and cost guidance for our major assets are summarised below:

			FY24 at
Unit cost[1]	Medium-term guidance[2]	FY25 guidance[2]	guidance exchange rates[3]	realised exchange rates[3]	FY23[3]	FY24 v FY23
Escondida (US$/lb)[4]	1.50 – 1.80	1.30 – 1.60	1.54	1.45	1.40	4%
Spence (US$/lb)	2.05 – 2.35	2.00 – 2.30	2.30	2.13	2.11	1%
Copper South Australia (US$/lb)		1.30 – 1.80	1.46	1.37	—	—
WAIO (US$/t)[5]	<17.50	18.00 – 19.50	18.37	18.19	17.79	2%
BMA (US$/t)	<110	112 – 124	120.45	119.54	96.46	24%

1	Refer to OFR 10 – Non-IFRS information in the Annual Report for detailed unit cost reconciliations and definitions.
2	FY25 and medium-term unit cost guidance are based on exchange rates of AUD/USD 0.66 and USD/CLP 842.
3	Based on exchange rates of: FY24 AUD/USD 0.67 and USD/CLP 810 (guidance); FY24 AUD/USD 0.66 and USD/CLP 907 (realised); FY23 AUD/USD 0.67 and USD/CLP 864 (realised).
4	Escondida unit costs for FY24 onwards exclude revenue based government royalties. Medium-term refers to FY27 onwards.
5	The breakdown of C1 unit costs, excluding third party royalties, are detailed on page 12.

Health, safety and social value1

Key safety indicators

	Target/Goal	FY24	FY23
Fatalities	Zero work-related fatalities	1	2
High-potential injury (HPI) frequency[2]	Year-on-year improvement in HPI frequency	0.11	0.17	[3]
Total recordable injury frequency (TRIF)[2]	Year-on-year improvement in TRIF	4.7	4.5

Social value: key indicators scorecard

	Target/Goal	FY24	FY23
Operational GHG emissions (MtCO2-e)[4]	Reduce operational GHG emissions by at least 30% from FY20 levels by FY30	9.2	9.15

Value chain GHG emissions (Scope 3): Committed funding in steelmaking partnerships and ventures to date (US$m)	Steelmaking: 2030 goal to support industry to develop steel production technology capable of 30% lower GHG emissions intensity relative to conventional blast furnace steelmaking, with widespread adoption expected post-CY30.[6]	140	114

Value chain GHG emissions: Reduction in GHG emissions intensity of BHP-chartered shipping of our products from CY08 (%)[7]	Maritime transportation: 2030 goal to support 40% GHG emissions intensity reduction of BHP-chartered shipping of BHP products	42	41

Social investment (US$m BHP equity share)	Voluntary investment focused on the six pillars of our social value framework	136.7	149.6

Indigenous procurement spend (US$m)	Key metric for part of our 2030 Indigenous partnerships goal, to support the delivery of mutually beneficial outcomes	609	333

Female employee participation (%)[8]	Aspirational goal for gender balance9 by the end of CY25	37.1	35.2

Indigenous employee participation (%)[8,10]	Australia: aim to achieve 9.7% by the end of FY27	8.3	8.6

	Chile: aim to achieve 10.0% by the end of FY25	10.1	9.7

	Canada: aim to achieve 20.0% by the end of FY26	11.2	7.7

Area under nature-positive management practices[11] (%)	2030 goal of having at least 30% of the land and water we steward under conservation, restoration or regenerative practices	1.6	1.612

1

FY24 data includes former OZL (except Brazil) and Blackwater and Daunia mines until 2 April 2024, except where specified otherwise. FY23 data has not been adjusted and restated, except where specified otherwise.

2

Combined employee and contractor fatalities and frequency per 1 million hours worked. FY24 HPI frequency (HPIF) includes former OZL (except Brazil). FY24 HPIF excluding former OZL (with the exception of exploration) is 0.10.

3	FY23 High Potential Injury (HPI) frequency restated from (previously reported) 0.18 to 0.17 following a recalculation of exposure hours.
4

Our operational GHG emissions are the Scopes 1 and 2 emissions from our operated assets. Baseline year data and performance data have been adjusted for divestment of our interest in BMC (completed on 3 May 2022), divestment of our Petroleum business (merger with Woodside completed on 1 June 2022), BMA’s divestment of the Blackwater and Daunia mines (completed on 2 April 2024), our acquisition of OZ Minerals (completed on 2 May 2023) and for methodology changes (use of IPCC Assessment Report 5 (AR5) Global Warming Potentials and the transition to a facility-specific GHG emission calculation methodology for fugitives at Caval Ridge and Saraji South). This provides the data most relevant to assessing progress against our operational GHG emissions medium-term target and differs from annual total operational GHG emissions inventory (unadjusted for acquisitions, divestments and methodology changes).

5	FY23 performance data has been restated to reflect the acquisition, divestment and methodology adjustments described in footnote 4.
6

We have revised the language used in our medium-term goal for steelmaking to provide greater clarity and to reflect the range of steelmaking process routes that now form part of our strategy. This is due to technology advances as well as the evolution of our strategy. For more information, refer to the BHP Climate Transition Action Plan 2024, available at bhp.com/climate.

BHP | Financial results for the year ended 30 June 2024

7

CY08 was selected as the baseline year for this goal to align with the base year for the International Maritime Organization’s CY30 GHG emissions intensity goal and its corresponding reasoning and strategy. Baseline year data and performance data have been adjusted to only include voyages associated with the transportation of commodities currently in BHP’s portfolio due to the data availability challenges of adjusting by asset or operation for CY08 and subsequent year data. GHG emissions intensity calculations currently include the transportation of copper, iron ore, steelmaking coal, energy coal, molybdenum, uranium and nickel. Baseline year data and performance data have also been adjusted for a methodology change to use maritime transport emission factors from EU Regulation 2023/1805, after The British Standards Institution EN 16258 standard (the source of the emission factors we previously used) was withdrawn in CY23.

8	Based on a ‘point in time’ snapshot of employees as at the end of the relevant reporting period.
9	We define gender balance as a minimum 40% women and 40% men in line with the definitions used by entities such as the International Labour Organization.
10

Indigenous employee participation for Australia is at Minerals Australia operations; for Chile is at Minerals Americas operations in Chile; and for Canada is at the Jansen Potash project and operations in Canada.

11

Nature-positive management practices refer to an area under stewardship that has a formal management plan that includes conservation, restoration or regenerative practices. ‘Land and water we steward’ excludes areas we hold under greenfield exploration licenses (or equivalent tenements), which are outside the area of influence of our existing mine operations. Following the divestment of the Blackwater and Daunia mines on 2 April 2024, these areas have been excluded in FY24.

12

Restated from previously reported 1.3%, primarily due to ~1.5 m hectares of greenfield exploration licenses, located outside the area of influence of our existing mine operations, being incorrectly assigned to the “the land and water we steward” component of the Healthy environment goal calculation.

BHP | Financial results for the year ended 30 June 2024

Appendix 2

Explanatory Notes and JORC Code Table 1

Oak Dam Mineral Resource

This release reflects the first-time reporting of a Mineral Resource at Oak Dam, and is based on drilling and assaying completed as at 28 April 2024 and estimation completed 24 July 2024. Total drilling related to the Oak Dam Mineral Resource is approximately 158 km, with nominal drillhole spacing that ranges from 80 m to >200 m, approximately perpendicular to the interpreted orebody orientation. Resource definition and advanced exploration activities continue at Oak Dam.

Mineral Resource Statement

Table 1. Oak Dam Mineral Resource

Type	Inferred Resource			Total Resource			BHP Interest
	Mt	Cu %	Au g/t	Mt	Cu %	Au g/t
Underground Sulfide[1]	1,340	0.66	0.33	1,340	0.66	0.33	100%

1.	Reported as all material within a continuous shape designed to capture material generally above 0.2% Cu, and assumes non-selective block caving.

The Oak Dam Inferred Mineral Resource is 1.34 billion tonnes at 0.66% Cu & 0.33 g/t Au (Table 1). This considers a non-selective underground block caving scenario, reporting all material within a continuous shape designed to capture material generally above 0.2% Cu, where all material was deemed to have reasonable prospects of eventual economic extraction. As such, zero grade waste material was included as internal dilution to account for the non-selective nature of block caving.

This constraint, and therefore the reported Oak Dam Mineral Resource, will vary in the future as mining studies progress. For additional context, within this Mineral Resource is a bornite-dominant mineralisation domain, that at a 1% Cu cut-off, contains 220 million tonnes at 1.96% Cu and 0.68 g/t Au.

At this early stage of assessment, a timeframe for possible development of Oak Dam underground mine is unknown. Further resource development and mining studies must be completed.

Mineral Resource Estimation

The first-time reporting of the Mineral Resource at Oak Dam is presented in Table 1.

The Oak Dam Mineral Resource was based on:

•

158 diamond drillholes (parent and wedge drilling) comprising a total of 236,328 m of drilling (inclusive of use of parent holes). Of this, 158,173 m of the drilling is sampled. A total of 29,933 m of the sampled drilling occurs within bornite- and chalcopyrite-dominant domains.

•	Sampling was either 1 m (96%) or 2 m lengths, with half core samples collected.

•	Nominal drillhole spacing ranges from 80 m to approximately 180 m.

The verification of input data included, but was not limited to:

•	The use of matrix matched (Olympic Dam IOCG) certified reference material and blanks (company and laboratory).

•	Field duplicates (i.e. the other half core) and coarse and pulp duplicates.

The Mineral Resource estimation process included:

•	Raw assay data was composited to 2 m lengths with the relevant domains flagged after compositing.

•	Statistical analysis of the composites was performed within key mineralisation domains

•	Variography and top-cut analysis was performed on appropriate mineralisation, sulfide and orientation domains.

•	Top-cuts were applied to the composites, determined by geostatistical domain analysis.

•	For domains being reported, the grade and density model was estimated via ordinary kriging within estimation domains constrained by mineralisation through sulfide domains and orientation domains.

BHP | Financial results for the year ended 30 June 2024

Appropriate portions of the model are classified as an Inferred Mineral Resource. A range of criteria was considered in determining the Mineral Resource classification, including:

•	Drillhole and data density (i.e. informing samples);

•	Sample and assay confidence;

•	Geological interpretation confidence and, similarly, geological continuity;

•	Grade continuity within mineralisation;

•	Estimation performance through validation;

•	Reasonable prospects for eventual economic extraction; and

•	Mining method.

Further drilling and exploration will provide both changes to the Mineral Resource and confidence at Oak Dam.

Location

Oak Dam is located 65 km to the southeast of BHP’s operations at Olympic Dam in South Australia and 500 km north of Adelaide (Figure 1) and is on Kokatha country. It is accessible from Olympic Dam via the Olympic Dam Highway, and then via unsealed road (Figure 2).

Figure 1. Location of the Oak Dam project.

BHP | Financial results for the year ended 30 June 2024

Figure 2. Local context of the Oak Dam project within EL 5941.

BHP | Financial results for the year ended 30 June 2024

Deposit Geology

The mineralisation system at Oak Dam sits within a granitic basement, below an unconformable contact with post mineralisation sedimentary cover. A simplified geology level plan is provided in Figure 3 (and Figure 5 with drill traces), and a representative cross-section in Figure 4.

Figure 3. Level plan of the Oak Dam basement geology (-900 mRL).

BHP | Financial results for the year ended 30 June 2024

W
E
Oak Dam Typical Section (6,570,980mN)
0RL
-400RL
-800RL
-1200RL
-1600RL
AD36W7
AD32
GDA2020 MGA Z53
710000mE
711000mE
712000mE
Legend
Cover
Arcoona quartzite
Tregolana
Corraberra
Pandurra
Un-mineralised cap
Cu depleted zone
HEMQ
Hematite quartz alteration
Hematite quartz barren core
SBN
Hematite breccia - cc and bn dominant sulfides
SCP
Granite breccia - cpy dominant sulfides
SPY
Granite breccia - py dominant sulfides
DOL
Mafic intrusions
DGR
Gawler range vulcanics - felsics intrusion
GRV
Donington Granites Suite
Arcoona fault
Woomera fault
Gold mineralisation within HEMQ

Figure 4. Representative cross-sections (6,570,980 mN)

BHP | Financial results for the year ended 30 June 2024

Figure 5. Location of drilling used in the Oak Dam mineral resource in context of interpreted geology. (Hole traces projected on –900 mRL; GDA2020, MGA Z53)

Overburden

The following summary of the over burden is provided due to the significant depth to mineralisation and the role it may play in future mining studies.

The cover sequence is composed of Neoproterozoic and Mesoproterozoic (Pandurra Formation) sedimentary rocks to recent sediments, varying in thickness from approximately 650 m (over the centre of the deposit) to approximately 850 m at the lateral margins. A simplified stratigraphic column (Figure 6) provides indications of approximate depths. The cover sequence unconformably overlies Paleo-Mesoproterozoic basement.

The Arcoona quartzite and Corraberra members are flat lying and maintain a constant thickness over the whole drilled area, the Tregolana Shale member show a variation in thickness from approximately 70 m to 100 m in the northern extension, to approximately 130 m to 150 m the central-southern drilled area. This suggests that the post-mineral faults interpreted in Oak Dam (such as the Arcoona fault) were reactivated during deposition of Tregolana, affecting the underlying Pandurra Formation. The contact between Tregolana Shale and Pandurra Formation is unconformable with top of Pandurra.

BHP | Financial results for the year ended 30 June 2024

Figure 6. Simplified stratigraphic column for Oak Dam overburden.

Basement lithology – Pre-mineralisation lithology

Donington Suite Granite (DGR)

Oak Dam is mainly hosted by the igneous rocks from the Donington Suite, texturally heterogeneous, varying from megacrystic granite with distinctive K-feldspar phenocrysts (1.5 cm to 4 cm) to fine-coarse equigranular granite. It is common to observe deformation features, such as foliation and crystal orientation, as well as mineral selective sericite-chlorite alteration interpreted to be caused by regional metamorphism due to the low values of IOCG pathfinder elements. The classification of Donington Suite Granites is supported by geochronology ages (Pb-Pb and U-Pb) between 1868 ±19 Ma and 1854 ±18 Ma (source, BHP).

Basement lithology – Syn- and post-mineralisation lithology

Mafic dykes (DOL)

Although the mafic dykes appear as late- and post-mineral units, there is a great amount of mafic dykes that are pre- to syn-mineral incorporated as clasts into the hydrothermal breccias (as described above and logged as volcanic breccias).

Most of the late- and post-mineral mafic dykes are dark-pale green fine-grained weakly altered basalt dykes, ranging from 5 cm to 10 m. These dykes occur in isolation or in dyke ‘swarms’ with sharp contacts and chilled margins or as brecciated clasts within brecciated granites and brecciated volcanics. Post mineral dykes are generally massive in texture and not affected by hematite veins.

Post-mineral dykes are important as they represent, or run parallel to bounding post-mineral faults, marking sharp geological and geochemical contacts.

Felsic (rhyolite) dykes

Felsic dykes/sills occur with distinctive pink/red fine-grained k-feldspar-quartz groundmass, euhedral plagioclase phenocrysts, hornblende and quartz fragments. Chlorite to sericite-clay alteration is common. Geochronology dates the age of these dykes approximately 1.6 Ga, synchronous with the Gawler Range Volcanics (GRV) (1.6-1.5 Ga).

Spatially these dykes intrude syn-mineral hydrothermal breccias on the western, eastern and northern sides of the deposit, commonly over rheological weaker zones (pre-existing geological/mineralisation contacts), contributing to the dilution of mineralised breccias.

BHP | Financial results for the year ended 30 June 2024

Mineralisation and alteration

Mineralisation sits below an uniformity as well as un-mineralised cap (approximately 10 m to 100 m in thickness). It is typical of iron oxide copper gold (IOCG) style alteration and sulfide mineralisation, with higher-grade chalcocite and bornite mineralisation surrounding a highly-altered core of barren hematite-quartz breccias. Faulting, such as the NW-trending Arcoona Fault and the NE-trending Hardy Hill Fault, appears to influence the deportment of mineralisation.

Highly-altered core of barren hematite-quartz breccias (HEMQ)

The HEMQ unit defines a group of hematite-altered breccias forming the copper-barren core of the hydrothermal system. There is significant litho-geochemical variation within the various units that are categorised within this group.

Spatially, the HEMQ body forms a north-south elongated pipe-like unit narrowing with depth at the centre of mineralised breccias. The centre of the HEMQ forms a topographic basement high unconformably overlain by cover sequence sediments from the Pandurra Formation.

The main geochemical signature of the HEMQ is Al <2.5%, as >100 ppm and consistent Cu <0.3%. It is highly altered to red/brown hematite matrix with steel-grey hematite clasts. The hematite alteration may vary between 10% to over 90% and alters a variety of protoliths.

Although the HEMQ is being used to classify a barren hydrothermal breccia as a different lithology type, geochemical, mineralogical and textural observations suggest this domain was affected by highly acidic hydrothermal fluids not observed in other lithological domains. This alteration might have played an important role on remobilising copper mineralisation within the system. Minor gold mineralisation can be present and is associated to the Ba-rich domains of HEMQ (where barite veins are observed).

Sulfide mineralisation

Sulfide minerals are the dominant mineralisation domain at Oak Dam. Generally, a bornite-dominant higher grade mineralisation decreases outwards from the contact with the barren hematite-quartz breccia (HEMQ), to chalcopyrite and then pyrite-dominant sulfides. These sharp to gradational sulfide domains are utilised in the resource estimation process.

There is no evidence of oxide copper mineralisation at Oak Dam.

Bornite-dominant mineralisation (SBN)

The bornite dominant (+chalcocite) mineralisation are narrow zones, ranging from approximately 15 m to 75 m true thickness. The bornite dominant zone is usually in contact with the HEMQ and is present in hematite breccias with intense hematite +/- fluorite alteration. These zones are responsible for the highest copper grades in the project. Chalcocite commonly occurs as fine dissemination and/or infill within the hematite matrix. Bornite can occur as disseminations, vesicular accumulations and/or thin veins also in the hematite matrix. Both sulfide minerals can also be observed less commonly in hematite altered clasts.

Chalcopyrite-dominant mineralisation (SCP)

The chalcopyrite-dominant (+bornite) mineralisation occurs as disseminated sulfides in the matrix of fluorite- to sericite-altered, hematite rich breccias and in sericite altered granite breccias. The granite breccias have a hematite matrix that can also contain fluorite.

Pyrite-dominant mineralisation (SPY)

The pyrite-dominant (+chalcopyrite) mineralisation is the lowest copper-grade sulfide mineralisation. The low-grade mineralisation is most expansive on the eastern and south-eastern side of the deposit south-west of the Arcoona Fault, where a bigger extension of the periphery of Oak Dam is still preserved. The mineralisation is hosted within sericite altered granite breccia in the east and also by siderite altered breccias towards the south-east and south.

Faulting

Oak Dam records a complex history of multi-generational deformation with a challenging chronological reconstruction due to the irregular nature of the breccia complex and rarely observed lithological offsets, as such faults can be grouped into pre- / syn-mineralisation and post-mineralisation faults.

BHP | Financial results for the year ended 30 June 2024

Mineralisation and alteration

Mineralisation sits below an uniformity as well as un-mineralised cap (approximately 10 m to 100 m in thickness). It is typical of iron oxide copper gold (IOCG) style alteration and sulfide mineralisation, with higher-grade chalcocite and bornite mineralisation surrounding a highly-altered core of barren hematite-quartz breccias. Faulting, such as the NW-trending Arcoona Fault and the NE-trending Hardy Hill Fault, appears to influence the deportment of mineralisation.

Highly-altered core of barren hematite-quartz breccias (HEMQ)

The HEMQ unit defines a group of hematite-altered breccias forming the copper-barren core of the hydrothermal system. There is significant litho-geochemical variation within the various units that are categorised within this group.

Spatially, the HEMQ body forms a north-south elongated pipe-like unit narrowing with depth at the centre of mineralised breccias. The centre of the HEMQ forms a topographic basement high unconformably overlain by cover sequence sediments from the Pandurra Formation.

The main geochemical signature of the HEMQ is Al <2.5%, as >100 ppm and consistent Cu <0.3%. It is highly altered to red/brown hematite matrix with steel-grey hematite clasts. The hematite alteration may vary between 10% to over 90% and alters a variety of protoliths.

Although the HEMQ is being used to classify a barren hydrothermal breccia as a different lithology type, geochemical, mineralogical and textural observations suggest this domain was affected by highly acidic hydrothermal fluids not observed in other lithological domains. This alteration might have played an important role on remobilising copper mineralisation within the system. Minor gold mineralisation can be present and is associated to the Ba-rich domains of HEMQ (where barite veins are observed).

Sulfide mineralisation

Sulfide minerals are the dominant mineralisation domain at Oak Dam. Generally, a bornite-dominant higher grade mineralisation decreases outwards from the contact with the barren hematite-quartz breccia (HEMQ), to chalcopyrite and then pyrite-dominant sulfides. These sharp to gradational sulfide domains are utilised in the resource estimation process.

There is no evidence of oxide copper mineralisation at Oak Dam.

Bornite-dominant mineralisation (SBN)

The bornite dominant (+chalcocite) mineralisation are narrow zones, ranging from approximately 15 m to 75 m true thickness. The bornite dominant zone is usually in contact with the HEMQ and is present in hematite breccias with intense hematite +/- fluorite alteration. These zones are responsible for the highest copper grades in the project. Chalcocite commonly occurs as fine dissemination and/or infill within the hematite matrix. Bornite can occur as disseminations, vesicular accumulations and/or thin veins also in the hematite matrix. Both sulfide minerals can also be observed less commonly in hematite altered clasts.

Chalcopyrite-dominant mineralisation (SCP)

The chalcopyrite-dominant (+bornite) mineralisation occurs as disseminated sulfides in the matrix of fluorite- to sericite-altered, hematite rich breccias and in sericite altered granite breccias. The granite breccias have a hematite matrix that can also contain fluorite.

Pyrite-dominant mineralisation (SPY)

The pyrite-dominant (+chalcopyrite) mineralisation is the lowest copper-grade sulfide mineralisation. The low-grade mineralisation is most expansive on the eastern and south-eastern side of the deposit south-west of the Arcoona Fault, where a bigger extension of the periphery of Oak Dam is still preserved. The mineralisation is hosted within sericite altered granite breccia in the east and also by siderite altered breccias towards the south-east and south.

Faulting

Oak Dam records a complex history of multi-generational deformation with a challenging chronological reconstruction due to the irregular nature of the breccia complex and rarely observed lithological offsets, as such faults can be grouped into pre- / syn-mineralisation and post-mineralisation faults.

BHP | Financial results for the year ended 30 June 2024

Pre- / syn-mineralisation structures are inferred to have been active and vital during the evolution of the breccia complex and are interpreted to control the sub-vertically dipping north-south to north-north-west trend. The brecciation process occurred through hydraulic fracturing. Chemical corrosion and hydrothermal reworking of breccias obliterated and exploited many pre-existing structures and textures.

Post-mineralisation structures are interpreted to overprint and/or reactivate earlier structures and have resulted in a cross-cutting and interconnected system of brittle faults, joints and veins that formed post-brecciation.

JORC Table 1

Section 1 Sampling Techniques and Data

Sampling techniques

All drilling was oriented diamond drilling from surface.

Diamond core was sampled at 1 m or 2 m intervals using sawn half-core samples. Remnant half core is retained for reference. Logging is critical to determining when and how samples were collected from the core. The mineralisation is quite visual – both through alteration, brecciated textures, and presence of sulfides. 1 m samples were taken in mineralised or unmineralised but altered formations. 2 m interval sampling was undertaken where drilling intersected unaltered formations. The sampling, assay and quality control methodologies is the same for all sample intervals.

Drilling techniques

Parent holes were collared in HWT diameter (101.6 mm) to a depth of 6 m and continued in PQ (85 mm) until the Tregolana Shale unit in the post mineral cover. From the Tregolana Shale, drilling continued in HQ (63.5 mm) to the depth chosen to begin navigational drilling. Navigational drilling was completed on the parent hole and subsequent wedges.

All drilling below the post mineral cover was completed in NQ2 diameter (50.6 mm) and all down hole surveys used a north-seeking gyroscope to end of hole. The majority of drilling was oriented, with all drilling below the unconformity oriented for logging.

Drill sample recovery

Sample recovery was estimated during logging through reconciliation of cumulative reconstructed core length within core drilling runs.

All logging and sampling data is record in an SQL server hosted database. Sample recoveries were high with recoveries estimated to be >97%. A review of half-core sample weights showed that there were no samples of less than 3 kg.

Fresh core is relatively competent. Mineralisation is relatively pervasive throughout the broader mineralised zones and sulfide minerals are generally not friable. It is considered unlikely that sample loss would contribute to any material difference in reported grades due to the style of mineralisation and the nature of drilling employed.

Logging

Drillholes were qualitatively logged in detail below the unconformity marked by the transition from the overlying post-mineralisation Pandurra Formation and the underlying Donington Suite Granite. Logging included, but was not limited to, lithology composition and texture, alteration minerals, sulfide distribution and geotechnical logging for rock-mass qualification. Structural measurements were recorded from oriented core.

The logging has been completed to a level appropriate to support Mineral Resource estimation, preliminary mining studies, and preliminary metallurgical studies.

Core was photographed both wet and dry to support the geological and geotechnical logging.

BHP | Financial results for the year ended 30 June 2024

Sub-sampling techniques and sample preparation

Diamond core was split by an automatic core saw, with half core submitted for assay and the other half stored in trays at Olympic Dam. Samples were submitted as 1 m or 2 m intervals.

Approximately 4 kg to 8 kg samples were submitted to an analytical laboratory for final drying, staged crushing to 2 mm, then splitting to approximately 2 kg to 3 kg portions, followed by pulverisation to 90% passing 75 micron particle size pulp. Two 200 g to 250 g pulps were created, from which, dependant on analytical method, 0.2 g to 25 g, of material was used for final analysis.

Duplicate samples were collected at each preparation stage where a reduction in sample mass occurred.

Bulk dry density measurements were collected on all assayed samples using water immersion method.

Quality of assay data and laboratory tests

All samples were submitted to Intertek Group Plc, Adelaide Laboratory, South Australia.

Drillhole results reported here were analysed for an expanded multi-element suite including Cu (4-acid digest, measured by ICP-OES), Ag (4-acid digest, measured by ICP-MS), U (lithium borate fusion, measured by ICP-MS), Au (25 g fire assay, measured by ICP-OES) and S (induction furnace combustion, measured by infrared analyser). Assay methods are considered total.

Quality assurance sample data consisted of field and sample preparation duplicates (1% coarse, 3% pulp duplicate), analytical blanks (2%) and a variety of matrix-matched certified reference material “CRM” (approximately 4%) and assay repeats.

For quality control, quality assurance sample results were reviewed upon receipt and before final acceptance into the database. BHP has procedures that are in place to manage any deviations in results, with any rectifications applied prior to approval and acceptance in the company’s database. For data accepted into the database, quality control tests indicate performance within acceptable accuracy and precision limits.

Verification of sampling and assaying

BHP has robust QAQC standards and procedures relating to sampling and assay quality control. These include the use of field duplicates (half core, 1%), as well as matrix-matched certified reference material “CRM”, coarse and pulp duplicates.

BHP has robust standards and procedures relating to data transfers (from laboratory to company database, and from database to user), with strictly monitored permission controls relating to reviewers (limited), approvers (limited) and user of exported data. There were limited adjustments to the assay data; copper values were converted from parts per million (ppm) to percent (%), and values that returned lower than detection level were set to 0.005% for Cu, 0.0025 ppm for Au, 0.25 ppm for U3O8 and 0.025 ppm for Ag. Data were electronically uploaded to the database from the external laboratory. All drillhole data is managed internally via a SQL server hosted database with strict validation rules.

No dedicated twinned holes have been drilled. Wedge drilling close to existing mineralisation shows some short-scale variations to tenor of mineralisation. However the close-spaced drilling from wedge holes provides correlation and general support for the geological and grade modelling.

A full pulp library, as well as all unsampled reference half core, is retained and located at the Olympic Dam mine site. These samples are available for verification sampling if required. This is supplemented by core photography of all drilling.

Location of data points

All drillhole collar locations (historic and recent) have been surveyed with Trimble R8s and manually entered into acQuire database and all coordinates are provided as Geocentric Datum of Australia 2020 and its projection according to the Map Grid of Australia (specifically GDA2020 MGA zone 53).

Downhole surveying of diamond drilling was carried out at 18 m intervals using a REFLEX GYRO SPRINT-IQ™ tool using GYRO North Seeking (NS) single shot mode. At the completion of each hole a continuous survey was taken from the collar to end of hole for comparison and quality control. Sample location is considered to be very good.

The topography at Oak Dam is relatively flat, but has been accurately surveyed using flown LIDAR survey in a region having minimal vegetation and cover.

BHP | Financial results for the year ended 30 June 2024

Data spacing and distribution

Drilling from surface used parent and wedge-styled drilling with a nominal drill space ranging from 80 m to >200 m across the deposit. Drilling is nominally perpendicular to the interpreted orebody orientation.

While drilling at Oak Dam is at an early stage, the data spacing and distribution is sufficient to understand the geological and grade continuity appropriate for an Inferred Mineral Resource in an underground bulk-mining scenario. Additional drilling will continue to contribute to understanding of the geology and continuity of the mineralisation. Changes to the Mineral Resource are anticipated.

No sample compositing has been used for the samples submitted for assays.

Orientation of data in relation to geological structure

Drilling at Oak Dam is designed to intersect mineralisation at a high angle to the strike and dip.

Drillholes were generally angled approximately northwest-southeast to east-west and were designed to drill from outside the hydrothermal system, inwards towards mineralisation and their contract with the barren hematite-quartz breccias. Drilling was designed to test both the eastern and western contacts with the host granite.

Given the large scale of the mineralised system, the drilling orientation is unlikely to have caused material sampling bias.

Drilling results are not being reported here as part of the Mineral Resource estimate.

Sample security

Core trays were transported by BHP contractors from the Oak Dam project to the core processing facility at Olympic Dam, Roxby Downs. Samples in calico bags were transported from Olympic Dam via road on trucks to Intertek laboratory, Adelaide.

Calico bag numbers were automatically generated. Intertek was informed of the sample number ranges for each pending shipment and were recorded in their management system. Intertek use these to create barcode labels for wet-strength geochemical bags used for storing the pulverised samples. On sample receipt, Intertek manually checked the submitted sample list against all samples in the shipment. Once the samples were pulverised, all further steps were tracked using the bar codes. BHP was informed of any discrepancies.

BHP has internal governance and standards related to sample security and data management. BHP undertakes routine verification of these practices.

Audits or reviews

Dr Francis Pitard has visited Olympic Dam core processing facilities, and sampling stations, multiple times, and last visited Intertek Laboratory in 2023. Dr Pitard also reviewed the Oak Dam assay performance data and no fatal flaws were noted.

BHP routinely reviews standards, procedures and results from external laboratories.

Section 2 Reporting of Exploration Results

Mineral tenement and land tenure status

The project is located within Exploration Licence 5941 (EL5941), which is 100% owned by BHP.

EL5941 is in ‘good standing’ with minimum expenditure met and exceeded, the tenement will expire 22 February 2028. In December 2023 BHP applied for a Retention Lease (RL) over that part of EL5941 that is associated with the Oak Dam Project. The RL application is proceeding through the assessment processes led by the Department of Energy and Mining (DEM) and BHP has reasonable expectation that the RL will be granted. It is expected that the grant of the RL will be finalised during Q2 / Q3 FY25.

BHP is not aware of any known impediments to obtaining a licence to operate in the area.

BHP | Financial results for the year ended 30 June 2024

Exploration done by other parties

The project has a long exploration history, dating back to 1976 by Western Mining Corporation (prior to their acquisition by BHP) and BHP.

All drilling used in the Mineral Resource estimate has been completed since 1981. Of that drilling, 98% has been completed by BHP since 2018 (Table 2). Key data generated by previous companies is minimal for this Mineral Resource estimate.

Table 2. Oak Dam drilling by year.

Year	Count diamond drillholes	Total EOH depths (m)
1981	3	3,102
1984	1	955
2018	4	5,346
2019	13	22,693
2020	10	20,274
2021	7	10,459
2022	48	67,563
2023	64	91,939
2024	9	13,998

Geology

Mineralisation sits below a sedimentary cover sequence composed of Neoproterozoic and Mesoproterozoic (Pandurra Formation) sedimentary rocks. The cover sequence varies in thickness from approximately 650 m (over the centre of the deposit) to approximately 850 m at the lateral margins. The cover sequence has an unconformable contact with basement igneous rocks from the Donington Suite. The mineralisation also sits below an un-mineralised cap (approximately 10 m to 100 m in thickness) in brecciated and altered granite. The style of mineralisation is typical of iron oxide copper gold (IOCG) style alteration and sulfide mineralisation, with higher-grade chalcocite and bornite (copper sulfide) mineralisation surrounding a highly-altered core of barren hematite-quartz breccias. Faulting, such as the NW-trending Arcoona Fault and the NE-trending Hardy Hill Fault, appears to influence the deportment of mineralisation.

Drillhole information and diagrams

Figures 3 to 5 in this report provide the context of drillhole locations and orientations relative to the interpreted geology at Oak Dam. This report does not include reporting any new material exploration drilling results.

Data aggregation methods, or Relationship between mineralisation widths and intercept lengths

This report does not include any new exploration drilling results.

No metal equivalents are reported.

Balanced reporting

This report does not include any new exploration drilling results.

Other substantive exploration data

Magnetic susceptibility measurements were recorded for all drilling. A single representative measurement was taken for every metre. Each measurement was taken from a piece of core from the first 20 cm of each metre and measured at least 20 cm away from core tray to ensure there was no interference in the measurement.

Pseudo 3D seismic data acquisition was undertaken in late 2022, processing and interpretation is being considered in future work.

Further work

BHP plans to continue drilling with on-going resource development and scoping studies. BHP will continue to engage externally with key stakeholders including Traditional Owners, landholders, government and the community.

BHP | Financial results for the year ended 30 June 2024

Section 3 Estimation Techniques and Reporting of Mineral Resources

Database Integrity

Drilling data (geological logging, geotechnical logging) are collected via company digital logging tablets and subsequently loaded to the company’s acQuire geological database. Sampling intervals are directly requested via company customised acQuire user interfaces.

Entry of assay data was through the direct loading of laboratory assay files into the acQuire geological database.

Data validation steps included, but were not limited to the following:

•	QA/QC vetting of data from Intertek laboratory prior to transmission to BHP, followed by further QA/QC vetting by BHP prior acceptance into company database.

•

Additional validation through constraints and libraries set in the database by the Database Manager (e.g. overlapping/missing intervals, intervals exceeding maximum depth, valid geology codes, missing assays, prioritised assay protocol).

•	Post data-entry validation included secondary system checks and visualisation in 3D software to check for collar, survey or assay import errors.

Site visits

J. Lachlan Macdonald was last at the Oak Dam exploration site in October 2021, and last at core processing site (Olympic Dam mine) in April 2024. Site visits included a review of drilling practices, drilling results and geology, and sampling and logging practices. While in field at Oak Dam, site checks included validation of selected collar locations via handheld GPS. While at core processing site, site checks included validation of sampling, density data collection, and sample and pulp storage.

Geological interpretation

The confidence of the geological interpretation of the Oak Dam mineral deposit is supported by diamond drilling, geological logging, assay results, and geological interpretation. Confidence in the declared mineralised model is sufficient in areas declared as Inferred Mineral Resource, as mineralisation orientations are sufficiently constrained by spacing and are supported by lithological, alteration and structural modelling. Areas outside the Inferred Resource have a lower confidence due to wider spaced drilling, leading to a lower confidence on geological modelling and mineral continuity.

The use of typical Olympic Dam-style IOCG sulfide domain deportment model at Oak Dam (specifically, transition of chalcocite > bornite > chalcopyrite > pyrite sulfide mineralisation) appears to be supported by spatial and statistical analysis. These appear sufficient for modelling copper and sulfur. The current assessment and assumption are these models also provide sufficient constraint for gold, uranium and silver. Future drilling and studies may refine this.

Dimensions

The declared breccia-hosted mineral resource at Oak Dam currently extends approximately 1,600 m along strike, with a maximum across-strike extent of 900 m (including a barren HEMQ core). It has a vertical extent of approximately 1km, which, at shallowest, begins 760 m below the surface. The mineralisation at Oak Dam is open at depth, and to the north of the classified resource. Faults truncate some facets of the deposit and potential exists for offset mineralisation in other locations. Work is on-going to define the full scale of the system.

Estimation and modelling Techniques

The Mineral Resource was estimated using Ordinary Kriging (OK) interpolation in Vulcan mining software (version 2023.1).

Outlier high grade values that materially deviated from main domain populations were top cut based on statistical analysis of the 2 m composites, within each major orientation domain. Search ranges were based on geological domain orientations and relative anisotropy of the variography. Search neighbourhoods were constructed to suit the estimation method for relatively local panel estimates based on widely spaced drilling data for multi-element data.

BHP | Financial results for the year ended 30 June 2024

The parent cell size of 20 m X by 40 m Y by 40 m Z considered the general drillhole spacing (approximately half of the nominal drillhole spacing in the YZ plane), the large scale and anisotropy of the mineralisation at Oak Dam, and large scale of the proposed underground mining method (block caving). Subcelling was permitted to allow accurate volume definition of the geological domains.

Selective mining units were not defined or corrected for in the Mineral Resource estimate.

Classified material in the resource model had to be within 140 m anisotropic-scaled distance from the nearest data within the continuous key bornite and chalcopyrite copper domains. The limit forms a boundary to extrapolation of data. Classification was then further manually modified and tightened. The classification applies to the copper and gold mineralisation.

A large number of other unclassified elements are estimated in various ways for use in assessment of economic elements, gangue elements, and gangue minerals that may impact processing.

Estimation of the potentially economic elements other than copper (gold, uranium, and silver) generally demonstrated some level of positive correlation with the copper mineralisation. Uranium and silver grades are currently considered to be sub-economic and are therefore not reported as part of the Mineral Resource.

The geologically defined Oak Dam granite-hosted breccia system and alteration zones within it (barren hematitic-quartz altered material at core grading through bornite-dominant sulfides to chalcopyrite-domanint sulfides and then to pyrite-dominant sulfides) is a core component of the domaining used to construct the Mineral Resource model. Contact analyses were assessed to demonstrate that the domains were appropriate.

Grade capping was used as appropriate for specific domains and potentially economic element variables. Grade capping was generally light and affected less than 1% of the composite data in the selected domains.

Validation of the Mineral Resource estimate has been conducted in several ways, but not limited to visual drillhole section and plan data comparison with the block model and various statistical comparisons by domain and element. Validation for selected domains was completed using Discrete Gaussian global models with comparable tonnage, grade, and metal estimates obtained for copper.

No mining has occurred at Oak Dam, and therefore no reconciliation with production data is possible.

Moisture

Tonnages are estimated on a dry basis using estimated dry bulk density from data collected for every sampled interval of drillholes and domained in accordance with the copper mineralisation.

Cut-off parameters

Reporting cut-off grades were chosen to reflect reasonable prospects for economic extraction at an appropriate grade cutoff population assuming a bulk underground mining method such as block caving. For the Oak Dam mineral resource, this was a nominal cut-off greater than or equal to 0.2% Cu, which was based on internal benchmarking studies combined with potential economic modelling. This cut-off was used to generate a continuous shape designed to capture material generally above 0.2% Cu, where all material within the shape was deemed to have reasonable prospects of eventual economic extraction. As such, zero grade waste material was included as internal dilution to account for the non-selective nature of block caving.

Mining factors or assumptions

The Oak Dam mineral resource assumes a bulk underground mining method such as block caving. There was consideration for minimum mining widths, and minimum minable heights. Internal dilution (generally barren dykes and small blocks of barren hematitic-quartz altered breccia) was considered and included for the reporting of the Mineral Resource. There were no assumptions made for other modifying factors. In this case, for the assumed mining scenario and reasonable prospects for eventual economic extraction, mining studies have not yet commenced, as is normal for a project at this early stage of resource development. Therefore, the assumptions regarding mining and the reported Mineral Resource will change with future work on the project as concepts are refined.

BHP | Financial results for the year ended 30 June 2024

Metallurgical factors of assumptions

The declared Mineral Resource reports on a 100% basis and does not account for metallurgical recovery.

No assumptions have been made regarding recovery of by products other than those reported, and no deleterious elements have been factored into the reported Mineral Resource.

Environmental factors or assumptions made

The Oak Dam project is at an early resource development stage. The declared Mineral Resource assumes that there would be sufficient data and studies on appropriate waste, water and material disposal and management options at time of mining. It assumes there is reasonable prospect for gaining all necessary permits and approvals prior to commencement of mining.

Bulk density

Bulk dry density measurements were collected on all assayed samples using water immersion method. The estimation of density was undertaken within all mineralised domains via Ordinary Kriging (OK) using similar search parameters to the copper and gold data.

Classification

Appropriate portions of the model are classified as an Inferred Mineral Resource. A range of criteria was considered in determining the Mineral Resource classification, including drillhole and data density, sample and assay confidence, geological interpretation confidence, geological continuity, grade continuity within mineralisation, estimation performance through validation, reasonable prospects for eventual economic extraction, and mining method.

The classification is considered appropriate by the Competent Person.

Audits or reviews

A review of the Mineral Resource estimate was undertaken by Mr Ingvar Kirchner of AMC Consultants. The review was completed at key milestones throughout the estimation process. There are no material outstanding issues arising from this review that are not being addressed within the Mineral Resource report’s recommendations.

Discussion of relative accuracy / confidence

There is no production data available for comparison purposes at Oak Dam.

Relative accuracy and confidence have been assessed through validation of the model outlined above.

The Mineral Resource estimate comprised material categorised as Inferred Mineral Resource. The Mineral Resource category reflects the assumed accuracy and confidence as a global estimate.

Competent Person statement

The information in the report to which this statement is attached that relates to Mineral Resources is based on information compiled by Mr J Lachlan Macdonald, a Competent Person who is a Member of The Australasian Institute of Mining and Metallurgy (MAusIMM) and the Australian Institute of Geoscientists (MAIG). Mr Macdonald is a full-time employee of BHP. Mr Macdonald has sufficient experience that is relevant to the style of mineralisation and type of deposit under consideration and to the activity being undertaken to qualify as a Competent Person as defined in the 2012 Edition of the ‘Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves’. Mr Macdonald consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.

BHP | Financial results for the year ended 30 June 2024

The Financial Information for the year ended 30 June 2024 (FY24) is derived from the audited Consolidated Financial statements included in the 2024 Annual Report and has been prepared on the basis of accounting policies and methods of computation consistent with those applied in the 30 June 2023 financial statements of the Group in the 2023 Annual Report, with the exception of new accounting standards and interpretations which became effective from 1 July 2023 and other changes in accounting policies applied with effect from 1 July 2023. This release includes Financial Information that is unaudited. Users are advised to read this News Release document together with the 2024 Annual Report (simultaneously released to respective stock exchanges). Analysis relates to the relative financial and/or production performance of BHP and/or its operations during FY24 compared with FY23, unless otherwise noted. Medium term refers to a five-year horizon, unless otherwise noted. Numbers presented may not add up precisely to the totals provided due to rounding.

The following abbreviations may have been used throughout this release: silver (Ag); gold (Au); billion tonnes (Bt); cost and freight (CFR); cost, insurance and freight (CIF); carbon dioxide equivalent (CO2-e); copper (Cu); dry metric tonne unit (dmtu); free on board (FOB); giga litres (GL); greenhouse gas (GHG); grams per tonne (g/t); high-potential injury (HPI); kilograms per tonne (kg/t); kilometre (km); million ounces per annum (Mozpa); million pounds (Mlb); million tonnes (Mt); million tonnes per annum (Mtpa); ounces (oz); OZ Minerals Ltd (OZL); pounds (lb); thousand ounces (koz); thousand ounces per annum (kozpa); thousand tonnes (kt); thousand tonnes per annum (ktpa); thousand tonnes per day (ktpd); sulphur (S); tonnes (t); total recordable injury frequency (TRIF); uranium (U); uranium oxide (U3O8); and wet metric tonnes (wmt).

Forward-looking statements

This release contains forward-looking statements, which involve risks and uncertainties. Forward-looking statements include all statements other than statements of historical or present facts, including: statements regarding trends in commodity prices and currency exchange rates; demand for commodities; global market conditions, reserves and resources estimates; development and production forecasts; guidance; expectations, plans, strategies and objectives of management; climate scenarios; approval of projects and consummation of transactions; closure, divestment, acquisition or integration of certain assets, operations or facilities (including associated costs or benefits); anticipated production or construction commencement dates; capital costs and scheduling; operating costs and availability of materials and skilled employees; anticipated productive lives of projects, mines and facilities; the availability, implementation and adoption of new technologies, including artificial intelligence; provisions and contingent liabilities; and tax, legal and other regulatory developments. Forward-looking statements may be identified by the use of terminology, including, but not limited to, ‘aim’, ‘ambition’, ‘anticipate’, ‘aspiration’, ‘believe’, ‘commit’, ‘continue’, ‘could’, ‘estimate’, ‘expect’, ‘forecast’, ‘goal’, ‘guidance’, ‘intend’, ‘likely’, ‘may’, ‘milestone’, ‘must’, ‘need’, ‘objective’, ‘outlook’, ‘pathway’, ‘plan’, ‘project’, ‘schedule’, ‘seek’, ‘should’, ‘strategy’, ‘target’, ‘trend’, ‘will’, ‘would’, or similar words. These statements discuss future expectations or performance, or provide other forward-looking information.

Forward-looking statements are based on management’s expectations and reflect judgements, assumptions, estimates and other information available, as at the date of this release. These statements do not represent guarantees or predictions of future financial or operational performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this release. BHP cautions against reliance on any forward-looking statements.

For example, our future revenues from our assets, projects or mines described in this release will be based, in part, on the market price of the commodities produced, which may vary significantly from current levels or those reflected in our reserves and resources estimates. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing assets.

Other factors that may affect our future operations and performance, including the actual construction or production commencement dates, revenues, costs or production output and anticipated lives of assets, mines or facilities include our ability to profitably produce and deliver the products extracted to applicable markets; the impact of economic and geopolitical factors, including foreign currency exchange rates on the market prices of the commodities we produce and competition in the markets in which we operate; activities of government authorities in the countries where we sell our products and in the countries where we are exploring or developing projects, facilities or mines, including increases in taxes and royalties or implementation of trade or export restrictions; changes in environmental and other regulations, political or geopolitical uncertainty; labour unrest; weather, climate variability or other manifestations of climate change; and other factors identified in the risk factors discussed in OFR 8.1 in the Annual Report and BHP’s filings with the U.S. Securities and Exchange Commission (the ‘SEC’) (including in Annual Reports on Form 20-F) which are available on the SEC’s website at www.sec.gov.

Except as required by applicable regulations or by law, BHP does not undertake to publicly update or review any forward-looking statements, whether as a result of new information or future events.

Past performance cannot be relied on as a guide to future performance.

No offer of securities

Nothing in this release should be construed as either an offer, or a solicitation of an offer, to buy or sell BHP securities in any jurisdiction, or be treated or relied upon as a recommendation or advice by BHP.

Reliance on third party information

The views expressed in this release contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This release should not be relied upon as a recommendation or forecast by BHP.

No financial or investment advice – South Africa

BHP does not provide any financial or investment ‘advice’ as that term is defined in the South African Financial Advisory and Intermediary Services Act, 37 of 2002, and we strongly recommend that you seek professional advice.

BHP and its subsidiaries

In this release, the terms ‘BHP’, the ‘Company, the ‘Group’, ‘BHP Group’, ‘our business’, ‘organisation’, ‘we’, ‘us’, ‘our’ and ourselves’ refer to BHP Group Limited and, except where the context otherwise requires, our subsidiaries. Refer to Note 30 – Subsidiaries of the Financial Statements in the Annual Report for a list of our significant subsidiaries. Those terms do not include non-operated assets.

This release covers BHP’s functions and assets (including those under exploration, projects in development or execution phases, sites and operations that are closed or in the closure phase) that have been wholly owned and operated by BHP or that have been owned as a BHP-operated joint venture1 (referred to in this release as ‘operated assets’ or ‘operations’) during the period from 1 July 2023 to 30 June 2024 unless otherwise stated.

Certain sections of this release include data in relation to the Daunia and Blackwater mines, which were divested during the year. Data in relation to the Daunia and Blackwater mines is shown for the period up to completion on 2 April 2024, unless stated otherwise. Some of the land and tenements related to the Daunia and Blackwater mines are pending transfer following completion, however, given that the assets are no longer under BMA’s control or operated for BMA’s benefit (except for periods prior to completion or where specifically stated) data related to the land and tenements has been excluded from this release.

BHP also holds interests in assets that are owned as a joint venture but not operated by BHP (referred to in this release as ‘non-operated joint ventures’ or ‘non-operated assets’). Notwithstanding that this release may include production, financial and other information from non-operated assets, non-operated assets are not included in the BHP Group and, as a result, statements regarding our operations, assets and values apply only to our operated assets unless stated otherwise.

1

References in this release to a ‘joint venture’ or ‘JV’ are used for convenience to collectively describe assets that are not wholly owned by BHP. Such references are not intended to characterise the legal relationship between the owners of the asset.

BHP | Financial results for the year ended 30 June 2024

The following footnotes apply to this Results Announcement:

i

BHP internal analysis based on WAIO C1 reported unit costs compared to publicly available unit costs reported by major competitors, including Fortescue, Rio Tinto and Vale. There may be differences in the manner that third parties calculate or report unit costs data compared to BHP, which means that third-party data may not be comparable to our data. WAIO C1 unit costs exclude third party royalties, net inventory movements, depletion of production stripping, exploration expenses, marketing purchases, demurrage, exchange rate gains/losses, and other income.

ii	Calculated at the midpoint of total copper production guidance for FY25 of 1,845 to 2,045 kt, compared to actual production in FY24 of 1,865 kt.

iii

We use various non-IFRS financial information to reflect our underlying financial performance. Non-IFRS financial information (as outlined in ASIC Regulatory Guide 230) is not defined or specified under the requirements of IFRS, but is derived from the Group’s Consolidated Financial Statements prepared in accordance with IFRS. Non-IFRS financial information includes some of the following items (for a complete list of Non-IFRS financial information and their respective definitions and calculation methodology, please refer to OFR 10 in the Annual Report): Underlying attributable profit, Underlying EBIT, Underlying EBITDA, Underlying EBITDA margin, capital and exploration expenditure, adjusted effective tax rate, ROCE, Underlying return on capital employed, unit costs, free cash flow, net debt, gearing ratio, and Underlying earnings per share. Non-IFRS financial information and relevant reconciliations are included in the Annual Report document for the year ended 30 June 2024 and comparative periods. Non-IFRS financial information is unaudited.

iv

Our operational GHG emissions are the Scopes 1 and 2 emissions from our operated assets. Baseline year data and performance data have been adjusted for divestment of our interest in BMC (completed on 3 May 2022), divestment of our Petroleum business (merger with Woodside completed on 1 June 2022), BMA’s divestment of the Blackwater and Daunia mines (completed on 2 April 2024), our acquisition of OZ Minerals (completed on 2 May 2023) and for methodology changes (use of IPCC Assessment Report 5 (AR5) Global Warming Potentials and the transition to a facility-specific GHG emission calculation methodology for fugitives at Caval Ridge and Saraji South). This provides the data most relevant to assessing progress against our operational GHG emissions medium-term target and differs from our annual total operational GHG emissions inventory (unadjusted for acquisitions, divestments and methodology changes).

v	Incorporates capex and lease commitments previously expected to be classified as capex.

vi

Based on a ‘point in time’ snapshot of employees as at 30 June 2024, including employees on extended absence, as used in internal management reporting for the purposes of monitoring progress against our goals. Excludes former OZL Brazil. We define gender balance as a minimum 40% women and 40% men in line with the definitions used by entities such as the International Labour Organization. ‘People leaders’ are defined as employees with one or more direct reports.

vii

Nature-positive is defined by the TNFD Glossary version 1.0 as ‘A high-level goal and concept describing a future state of nature (e.g. biodiversity, ecosystem services and natural capital) which is greater than the current state’. We understand it includes land and water management practices that halt and reverse nature loss – that is, supporting healthy, functioning ecosystems. Nature-positive management practices refer to an area under stewardship that has a formal management plan that includes conservation, restoration or regenerative practices.

viii

Increase for FY24 reflects (i) inclusion of areas under nature-positive management practice at Carrapateena and the West Musgrave project (not in our FY23 reporting) and an additional regulatory conservation area at BMA; and (ii) BMA’s divestment of Blackwater and Daunia on 2 April 2024, resulting in exclusion of these areas, including some areas reported in FY23, from the land and water we steward.

ix

The Nickel West milestone was to facilitate establishment of a Northern Goldfields catchment regional water working group. While activities have been undertaken in line with the intent of this milestone, it has not yet been achieved.

x

This includes contribution to suppliers, wages and benefits for employees, dividends, taxes, royalties and voluntary social investment. For more information refer to the BHP Economic Contribution Report 2024.

xi	Calculated on a copper equivalent production weighted average basis.

xii	Maintenance capital includes non-discretionary spend for the following purposes: deferred development and production stripping; risk reduction; compliance and asset integrity.

xiii	Subject to movements in exchange rates.

xiv	With respect to Group capital and exploration expenditure, medium term refers to the average for FY27-FY29.

xv

Credit ratings are forward-looking opinions on credit risk. Moody’s and S&P Global’s credit ratings express the opinion of each agency on the ability and willingness of BHP to meet its financial obligations in full and on time. A credit rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by an assigning rating agency. Any credit rating should be evaluated independently of any other information.

xvi

BHP internal analysis. Competitor data compiled from publicly available information (e.g. company reports). Competitors include: Anglo American, Glencore (exc. Marketing), Rio Tinto and Vale. There may be differences in the manner that third parties calculate or report this information compared to BHP, which means third-party data may not be comparable to our data. For further information, refer to OFR 10 in the Annual Report.

xvii	The information in this section is based on BHP data, analysis and desk top research on public data sources.

xviii

The pathway to increase potential production at Copper South Australia is subject to the development of an integrated asset plan, regulatory approvals, market capacity and, in certain cases, the development of exploration assets, which factors are uncertain. The pathway represents our current aspiration for Copper South Australia, and is not intended to be a projection, forecast or production target. Copper equivalent production includes potential increases in production rates and contribution from co-products, as well as potential impacts from our exploration program. Copper equivalent production is calculated using 2024 long term (real) consensus prices as at June 2024 of US$4.50/lb for copper, US$1,819/oz for gold, US$23/oz for silver and US$64/lb for uranium.

xix

IRR based on low and high potential capital expenditure ranges at US$4.50/lb copper consensus price (real 2024) based on the median of long-term forecasts from Bank of America, Barrenjoey, Citi, Deutsche Bank, Goldman Sachs, JPMorgan and UBS. Expected capital intensity, US$/product tonne (real 2024). Range outcomes are calculated at an aggregate program level.

xx	Refer to the BHP 2024 Annual Report.

xxi	FY25 and medium-term unit cost guidance is based on an exchange rate of AUD/USD 0.66.

xxii	Subject to movements in exchange rates; +/- 50% in any given year.

xxiii	Resettlement cases completed includes completed construction (families either moved in or handover to families in progress) or cash payment solutions.

xxiv

BHP internal analysis based on published forward looking unit costs guidance of major steelmaking coal producers as reported for period ending 30 June 2024. There may be differences in the manner that third parties calculate or report unit costs data compared to BHP, which means third-party data may not be comparable with our data.

xxv	Relates to refined nickel metal only. Excludes intermediate products and nickel sulphate.

BHP | Financial results for the year ended 30 June 2024

Authorised for lodgement by:

The Board of BHP Group Limited

Contacts

Media media.relations@bhp.com Australia and Asia Gabrielle Notley +61 411 071 715 Europe, Middle East and Africa Neil Burrows +44 7786 661 683 Americas Renata Fernandez +56 9 8229 5357

Investor Relations

investor.relations@bhp.com

Australia and Asia

John-Paul Santamaria

+61 499 006 018

Europe, Middle East and Africa

James Bell

+44 7961 636 432

Americas

Monica Nettleton

+1 416 518 6293

BHP Group Limited

ABN 49 004 028 077

LEI WZE1WSENV6JSZFK0JC28

Registered in Australia

Level 18, 171 Collins Street

Melbourne

Victoria 3000 Australia

Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Group is headquartered in Australia

bhp.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: August 27, 2024	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary